Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 524,771.88 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

Definitions

In this half-yearly report (the “Interim Financial Report”), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255 and its subsidiary, 100% owned, Inventiva Inc. with its registered office at 10-34 44th Dr, Long Island City, 11101 New York, USA, created in January 2021.

Certain terms used in this Interim Financial Report are defined in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024 (“the Annual Report”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this document, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this document, the words “anticipate,” “believe,” “can,” “continue”, “could,” “estimate,” “expect,” “goal”, “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” “target”, or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans to develop and commercialize our product candidates;
●	the timing of, design, duration, recruitment costs, screening and enrollment of our planned and ongoing clinical trials;
●	clinical trial data releases and publications, the information, insights and impacts that may be gathered from our planned and ongoing clinical trials;
●	the timing of any planned investigational new drug (“IND”) application or new drug application (“NDA”);
●	our plans to research, develop and commercialize our current and future product candidates;
●	expectations with respect to the benefits of our existing and future partnerships, including our partnerships with Chia Tai Tianqing Pharmaceutical Group, Co., LTD. (“CTTQ”), and with Hepalys Pharma, Inc. (“Hepalys”), on the clinical development, commercialization and regulatory approvals of our product candidates, including potential acceleration of the commercialization of lanifibranor in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region, Taiwan, Japan and South Korea, if approved;
●	our ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill our obligations under any such partnership agreements;
●	the potential for further development of odiparcil;
●	our ability to potentially enter into a partnership with a third party for the development and commercialization of odiparcil;
●	the clinical utility, potential benefits and market acceptance of our product candidates;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;
●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to raising of additional funds, executing any potential transactions and achievement of milestones and operating targets;
●	the expected use of proceeds from any financing transactions, including capital increases, royalty certificates and debt financing, and our ability to fulfill our obligations under any such agreements, including our ability to repay debt in a timely manner, or at all;
●	expectations with respect to the Tranche 2 and Tranche 3 Events (as defined below), and the exercise of the warrants and other rights to subscribe to ordinary shares by investors,
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of the epidemics or pandemics on our business and, operations and clinical development timelines and plans;
●	our intellectual property position;

●	our estimate regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the conflict involving Russia and Ukraine, the state of war between Israel and Hamas and the related risk of a larger conflict), and terrorist attacks; and
●	other risks and uncertainties, including those listed in our Annual Report and Section 1.4 hereof under the caption “Risk Factors.”

We encourage you to read and carefully consider all of the risk factors disclosed in “Item 3.D—Risk Factors” of our Annual Report and Section 1.4 hereof, for a discussion of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable, but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively in this Interim Financial Report.

1.Interim Financial Report

1.1.    General overview of activities

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021.

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (“ADSs”), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor for the treatment of MASH/NASH, as well as a pipeline of earlier stage programs in oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with MASH/NASH, a chronic and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH/NASH and announced that the U.S. Food and Drug Administration ("FDA") had granted the Company the status of Breakthrough Therapy and Fast Track designation. The Company initiated the pivotal Phase III trial of lanifibranor in MASH/NASH (“NATiV3”) in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and Type 2 Diabetes (“DT2”) (“LEGEND”).

In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic, mainly during the years 2020 and 2021, and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine due to the war between Ukraine and Russia and made the decision to put recruitment for its NATiV3 trial in Ukraine on hold and close all sites in Russia. Global geopolitical events that continue to impact the markets (including Russia's invasion of Ukraine or the state of war between Israel and Hamas) could affect the Company.

In January 2023, the Company amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and identified additional sites to help compensate for the inability to use sites in Ukraine and Russia. The revised study design limits the planned duration of the trial to 120 weeks instead of up to seven years, reduces the number of biopsies from three to two and included a 48-week active treatment extension study. The Company expects that the changes to the clinical development plan of lanifibranor, including plans for a new Phase III trial in patients with MASH/NASH and compensated cirrhosis, will be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with NASH and compensated cirrhosis.

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In September 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical (Guangzhou), Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of MASH/NASH and other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“CTTQ Territory”). In May 2023, the Company announced that CTTQ had received the Investigational New Drug (“IND”) approval from the Chinese National Medicine Products Administration (“NMPA”) allowing CTTQ to initiate the clinical development of lanifibranor in MASH/NASH in mainland China. CTTQ is participating in the ongoing NATiV3 Phase III trial and is conducting a Phase I clinical pharmacology study. In the framework of its participation in the Company’s NATiV3 Phase III global clinical trials, pursuant to the terms of the agreement, CTTQ bears all costs associated with these trials conducted in the CTTQ Territory.

On September 20, 2023, the Company and Hepalys Pharma, Inc. (“Hepalys”) announced an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea (the “Hepalys License Agreement”). Hepalys is a new company created by Catalys Pacific Fund II, LP (“Catalys”). Under the Hepalys License Agreement, the Company received a $10 million upfront payment (equal to €9.5 million) on October 18, 2023, and is eligible to receive up to $231 million if certain clinical, regulatory and commercial conditions are met; in addition to tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea, subject to regulatory approval. In parallel with the Hepalys License Agreement, the Company entered into an option agreement with Catalys to acquire 30% of the shares of Hepalys (the “Catalys Option Agreement”). The Company exercised that option on September 26, 2023, with an effective date of October 11, 2023, at an aggregate exercise price of ¥300 (equal to €1.90). Also on September 20, 2023, the Company entered into a shareholders agreement with Catalys and Hepalys (the “Catalys Shareholders Agreement”). Pursuant to the Catalys Shareholders Agreement, the Company has the option to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation and the Company has a right of first refusal if Hepalys receives an offer for the license or rights related to lanifibranor.

In the first quarter of 2024, following a routine visit during Company’s NATiV3 clinical trial of lanifibranor in MASH/NASH, a Suspected Unexpected Serious Adverse Reaction (“SUSAR”) was reported in a patient. As a result of this SUSAR, the Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee1 (“DMC”).

On March 7, 2024, the Company announced that screening activities had resumed in American sites under central Institutional Review Board (“IRB”). The impact of the pause on the overall timeline of the trial remains unclear, as new exclusion criteria were added, which may increase the screen failure rate, and the SUSAR, new exclusion criteria and increased liver monitoring may discourage potential trial participants.

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH /NASH and DT2.

The Company expects the first visit of the last patient to be in the fourth quarter of 2024 (versus the first quarter of 2024 as previously announced) and to complete randomization in the first half of 2025. Due to a delay of around 3 to 5 months in recruitment, the Company is currently targeting the topline results for the second half of 2026 (versus the beginning of the second half of 2026 as previously announced).

If the results of the trial confirm sufficient clinical benefit and a continued good safety profile, the Company plans to file an application for accelerated approval in the United States and conditional authorization in the European Union for the marketing of lanifibranor.

The Company’s pipeline also includes odiparcil, which it was previously developing for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. As announced in 2020, the Company decided to focus its clinical efforts on the development of lanifibranor. Based on feedback from the FDA, the Company believes there is potential for an efficient development pathway for odiparcil for the treatment of MPS VI and it continues to review potential options to further develop odiparcil for the treatment of MPS VI, which may include pursuing or creating a partnership, license or other transaction.

1 A DMC is an independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing.

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1.2.    Significant events in the first half of 2024

1.2.1.Operations and product portfolio

Treatment-related Suspected Unexpected Serious Adverse Reaction in the first quarter of 2024

On February 15, 2024, the Company announced that an adverse event of elevated aminotransferases in liver tests was reported in a patient enrolled in the NATiV3 trial following a scheduled visit. The patient had been without clinical symptoms throughout the period of observation. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported in the trial. The Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the DMC in the first quarter of 2024. Patients already enrolled in the Phase III NATiV3 trial continued to receive treatment under the new liver monitoring schedule recommended by the DMC. This SUSAR is the first reported in all clinical trials with lanifibranor.

On March 7, 2024, the Company received approval from the central IRB overseeing clinical research in the United States to resume screening activities in its sites. This was an important milestone as 152 sites of the NATiV3 clinical trial sites are operating under central IRB and have so far randomized over 60% of the patients in the main cohort.

Due to a delay of around 3 to 5 months in recruitment, the Company is currently targeting the first visit of the last patient for the fourth quarter of 2024, completion of randomization in the first half of 2025 and the main results are expected for the second half of 2026 (versus the beginning of the second half of 2026 as previously disclosed).

The Company presented the results of LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and T2D

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH/NASH and type 2 diabetes.

The LEGEND trial was designed as a multi-center, randomized, 24-week treatment, placebo-controlled Phase II Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic MASH/NASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10 mg daily) arm. The diagnosis of non-cirrhotic MASH/NASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with MASH completed the 24-week treatment period or prematurely discontinued from treatment.

The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c (HbA1c) of 1.14% and 1.59% in patients with MASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm.

The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin, -47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase (“ALT”) and aspartate aminotransferase (“AST”)), insulin resistance (HOMA-IR), HDL, and adiponectin.  Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin.

The study also demonstrated that patients treated with lanifibranor in combination with empagliflozin maintained a stable weight throughout the 24 weeks study, addressing the moderate, metabolically healthy, weight gain that can be observed in some patients treated

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with lanifibranor alone. Furthermore, these results demonstrated a significant relative reduction in the VAT/SAT ratio (visceral and subcutaneous adipose tissue) in patients treated with lanifibranor alone or in combination with empagliflozin, -5% and -17% respectively, compared to an increase of 11% in patients under placebo. This result reflects a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue.

The treatment with lanifibranor 800mg/daily alone and in combination with empagliflozin 10mg/daily for 24 weeks appears to be well tolerated, with no safety concerns reported.

Given that the primary endpoint of LEGEND was met, and statistically significant results were achieved on several key additional markers, the Company has decided to stop the recruitment as defined per protocol. More details on these results are expected to be presented in upcoming scientific conferences and submitted for publication.

Additional results from NATIVE Phase IIb clinical trial

On May 13, 2024, the Company announced the publication in Nature Communications of additional results from NATIVE Phase IIb clinical trial demonstrating improvement of markers of cardiometabolic health in patients with MASH/NASH treated with lanifibranor.

Improvements were observed for insulin resistance (insulin levels, HOMA-IR), lipid metabolism (triglycerides, HDL-cholesterol, apolipoproteins), control of glycemia (HbA1c, fasting glucose (FG) levels), systemic inflammation (hs-CRP, ferritin), hepatic steatosis and diastolic blood pressure.

Recommendation of the fourth DMC of the NATiV3 Phase III clinical trial with lanifibranor in patients with MASH/NASH

On May 16, 2024, the Company announced the positive recommendation of the fourth DMC of the NATiV3 Phase III clinical trial with lanifibranor in patients with MASH/NASH.

The DMC recommended to continue the clinical trial without further modification of the protocol, as amended immediately after learning about the SUSAR based on the pre-planned review of safety data.

The recommendation was based on the unblinded review by the DMC of safety data from more than 900 patients randomized in the main and exploratory cohorts, including more than 360 and 80 patients that have been treated for more than 48 and 72 weeks, respectively.

The patient who experienced the adverse event of increased liver test results, which was reported as a SUSAR, had been without clinical symptoms throughout the period of observation and has fully recovered.

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1.2.2.Other events

The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B

On January 4, 2024, the Company issued 3,144,654 additional warrants to the European Investment Bank (“EIB”) and such warrants (the “EIB Tranche B Warrants”), in accordance with the terms of the 6th resolution of the combined general meeting of shareholders of January 25, 2023 and Article L.225-138 of the French Commercial Code, as a condition to the drawdown of the second tranche of €25.0 million (“Tranche B”) under the finance contract between the Company and EIB (“Finance Contract”). The 3,144,654 shares underlying the EIB Tranche B Warrants represented approximately 6.07% of the Company's then-outstanding share capital. If all the warrants issued to the EIB in connection with drawdown of the first tranche of €25.0 million (“Tranche A”) under the Finance Contract (the “EIB Tranche A Warrants” and, together with the EIB Tranche B Warrants, the “EIB Warrants”) and the EIB Tranche B Warrants were exercised, the EIB would hold approximately 11.3% of the Company's share capital as of June 30, 2024.

The exercise price of the EIB Tranche B Warrants is equal to €3.95 and corresponds to 95% of the volume-weighted average price of the Company's shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants (i.e. January 3, 2024).

The EIB Tranche B Warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of Tranche A (i.e., on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The EIB Warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised EIB Tranche B Warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of Tranche A or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the EIB Warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy-back all EIB Tranche B Warrants offered for sale to a third party, subject to certain terms and conditions.

On the basis of the 3,144,654 new shares of the Company issuable upon exercise of all the EIB Tranche B Warrants at a price of €3.95 per new share, the Company could potentially receive gross proceeds of up to €12,421,383. There is no assurance that EIB will exercise any or all of the EIB Warrants or that the Company will receive any proceeds from the exercise of the warrants.

The exercise ratio of EIB Tranche A Warrants has been adjusted following the issue of EIB Tranche B Warrants. As of the date of authorization of the issuance of these financial statements, one EIB Tranche A Warrant entitles its holder to subscribe for 1.27 ordinary shares in the Company.

The Company drew down Tranche B of €25 million under Finance Contract with EIB

On January 18, 2024, the Company drew down Tranche B under the Finance Contract for an amount of €25 million.

After the drawdown of Tranche A in December 2022, the Company had an option to access further €25 million tranche, Tranche B, subject to the achievement of certain conditions precedent. Following the achievement of those conditions, the Company decided to draw on Tranche B. The Company intends to use the proceeds to fund part of NATiV3.

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Tranche B carries a 7% interest capitalized annually and repayment in fine. The repayment is due in January 2027, three years after its disbursement. The disbursement of Tranche B was subject to, among other conditions, (i) the full drawdown of Tranche A, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million that was a condition for the disbursement of Tranche A), paid either in exchange for shares of the Company, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with MASH/NASH and (v) the Company issuing EIB Tranche B Warrants (see above - The Company issued 3,144,654 warrants to European Investment Bank in connection with the drawdown of Tranche B) in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs.

On June 12, 2024, the Company and EIB amended the warrant to modify the rules for adjusting the exercise ratios of the EIB Warrants.

1.3.    Recent events and prospects

1.3.1.Operations and product portfolio

Update on NATiV3 clinical program evaluating lanifibranor in patients with MASH/NASH.

On July 5, 2024, the Company provided an update on its NATiV3 clinical program evaluating lanifibranor in patients with MASH/NASH. Recruitment in NATiV3 clinical trial continues in both cohorts with over 80% of the targeted number of patients enrolled in the main cohort and 100% in the exploratory cohort of NATiV3.

The first visit of the last patient of NATiV3 is anticipated to occur during the fourth quarter of 2024, and topline results are expected in the second half of 2026. The Company strengthened its patent portfolio with a new patent in Japan that provides intellectual property rights on the potential use of lanifibranor for the treatment of patients with cirrhosis until 2039, excluding any potential patent term adjustments or extensions that may provide additional protection until 2043.

1.3.2.Other events

Issuance of royalty certificates

On July 18, 2024, the Company announced the issuance of 201 royalty certificates (“2024 Royalty Certificates”) for aggregate gross proceeds of approximately €20.1 million. Royalties amount to 3% on future net sales of lanifibranor in the United States of America, the European Union and the United Kingdom over a 14-year term.

Approving of patent application

On July 25, 2024 the Company announces that the Japan Patent Office (“JPO”) approved Inventiva’s patent application No. JP 2019-203498, protecting the use of lanifibranor for the treatment of patients with cirrhosis. This new patent will be valid until November 8, 2039, excluding any potential patent term adjustments or extensions that may provide additional protection.

Financing in three tranches for a maximum amount of €348 million

The Company announced the following financing on 14 October 2024 structured in three tranches:

(i) the issuance , through a capital increase without preferential subscription rights reserved to a specific category of beneficiaries (“à catégorie de personnes”), of new ordinary shares at a gross value, including issuance premium, of €94.1 million through the issuance of 34,600,507 new ordinary shares, par value €0.01 per share (each, a “T1 New Shares”), and 35,399,481 prefunded warrants to subscribe for shares in the Company at a price outstanding of €0.01 per new ordinary share, each giving the right, in the event of exercise, to one new ordinary share (the “T1 BSAs”);

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(ii) the issuance, in a second phase, as part of a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”), of new ordinary shares, par value €0.01 per share or of prefunded warrants to subscribe for ordinary shares of the Company (each, a “T1bis New Shares”), for a total amount of €21.4 million (excluding exercise of pre-funded warrants);

(iii) the issuance, in a third phase, as part of a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”) subject to operational conditions to be met and the adoption of the necessary resolutions by the Shareholders' Meeting to be held before December 16, 2024, (or prefunded warrants) to which share warrants (the “ABSAs”) are attached for a total amount of €116,000,000. Each ABSA will consist of a number of new ordinary shares with a par value of €0.01 (or pre-funded warrants) to be determined by the Company's Board of Directors (each, a “T2 New Share”) to which will be attached a number warrants exercisable at an exercise price of €1.50 (each, a “T3 BSA”) allowing the subscription of a number of new ordinary shares of the Company for a maximum total amount of €116,000,000.

The subscription agreements for the T1 New Shares and the T1 BSA were signed on October 11, 2024, and the settlement-delivery of the T1 New Shares and the T1 BSA is expected to take place on October 17, 2024, subject to the absence of any material adverse event between the signing of the agreements and the settlement-delivery of the T1 New Shares and the T1 BSA.

Amendment to the exclusive license and collaboration agreement with CTTQ

On October 11, 2024, the Company has entered into an amendment (the “Amendment”) to the exclusive license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., Ltd (“CTTQ”), dated September 21, 2022, as amended. Under the Amendment, if the Company receives subscription commitments, before December 31, 2024, from investors to subscribe to a fundraising, in two or three tranches, for a total gross amount of at least €180,000,000 (the “Fund Raising”), CTTQ shall pay to the Company (i) $10,000,000 within 30 days of settlement-delivery of the T1 New Shares and T1 Warrants in the event of the issuance of the first tranche of the Fund Raising to be paid by CTTQ, (ii) $10,000,000 in the event of the issuance of the second tranche of the Fund Raising, and (iii) $10,000,000 upon publication by the Company of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with one of the dosing regimens tested in the trial, have been met. Under the terms of the Amendment, the total amount of potential clinical, regulatory and commercial milestone payments remains unchanged, while the royalties that Inventiva is likely to receive have been reduced to a low figure.

1.4.Risk factors

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in Chapter 2 of the Company’s 2023 Universal Registration Document Part I, Item 1A. “ Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, in addition to the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Please refer to chapter 2.1 of the 2023 Universal Registration Document and as amended in Section 5 of the amendment to the universal document as filed with the AMF under number D.24-0227-A01 on October 14, 2024 (the "Amendment to the 2023 Universal Registration Document "), which are incorporated herein by reference.

The risk factor in the 2023 Universal Registration Document amended in the context of the Amendment to the 2023 Universal Registration Document is as follows:

Liquidity risk: the Company believes that it will be able to finance its activities until the end of the second half of 2025, and there is doubt regarding our ability to continue as a going concern.

As of 30 June 2024, the Company had cash and cash equivalents of €10.1 million, compared to €26.9 million, and €9.0 million of long-term deposit2 as of December 31, 2023.

2 The long-term deposit had a two year-term, were accessible prior to the expiration of the term with a notice period of 31 days and were considered as liquid by the Company.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

As of the date of this document, the Company believes, taking into account its current cost structure and forecast expenditure commitments, and the events after the reporting period presented in Note 6.4 – Events after the reporting period of the section 3.2 – Interim Condensed Consolidated financial statements as of June 30, 2024, mainly the issue of royalty certificates and the T1 capital increase, that it will have sufficient net working capital to meet its current obligations until the end of the second half of 2025.

Accordingly, our current cash position will not be sufficient to cover operating needs for at least the next 12 months.

This estimate is based on the Company’s current business plan and excludes (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing, including the issue of tranches 1bis and 2 as described in Note 6.4 – Events after the reporting period of the section 3.2 – Interim Condensed Consolidated financial statements as of June 30, 2024.

In order to finance its activities, the Company needs to raise additional funds, and is currently actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options (for more on complementary financing, see section 2.3 of this document).

The Company may have based itself on incorrect assumptions and may have to use its resources sooner than expected. Although the Company is actively discussing financial and strategic options for financing its activities beyond its cash horizon, notably with its financial partners and financial advisors, the Company cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects. The perception that we may be unable to continue as a going concern may impede our ability to pursue any potential strategic opportunities or operate our business.

Ultimately, if we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements.

Risks associated with seeking and arranging financing and risks associated with uncertain additional financing

The development of the Company's programs has required, and will continue to require, significant financial investment, particularly for Phase III of lanifibranor, its YAP/TEAD program and the continued development of a portfolio of products at the preclinical stage. The Company will require additional funding as its clinical programs reach advanced stages of development, in particular to complete its clinical trials and, if successful, to manufacture and market the Company's drug candidates.

To meet this financing requirement, the Company needs to raise additional funds, and continues to actively explore financing options (including debt, equity-linked or other instruments) and strategic options.

However, taking on additional debt could lead to an increase in financial expenses and could also result in the Company having to comply with certain additional covenants, such as limitations on the Company's ability to take on additional debt or to carry out certain transactions.

Similarly, the conclusion of a financing agreement could be accompanied by undertakings limiting the Company's ability to acquire or grant intellectual property rights, particularly if it has to provide security and accept other operating restrictions that could have a negative impact on the Company's ability to continue its business.

It should be noted that additional financing, particularly in the form of equity instruments, could result in significant dilution. In addition, financing in the form of financial debt would worsen the Company's financial structure. The need for and pursuit of additional financing could also divert the Company's management from its day-to-day activities, which could affect the future development and marketing of its drug candidates.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The Company will also need additional funds to consider the pre-commercialisation and subsequent commercialisation of its drug candidate, or to make new investments that are unknown at this time or difficult to assess because they relate to projects in development. It is difficult to anticipate precisely all the costs associated with the preclinical and clinical development of the Company's products while some of its products are still at an early stage of development. The amount and timing of future additional funding requirements will depend in particular on the Company's ability to achieve milestones under its existing collaboration agreements, but also on the operating conditions associated with the Transaction and its ability to enter into new agreements, on market acceptance of any approved drug candidates, on the Company's need for and ability to recruit additional management and scientific personnel, and on the Company's ability to implement additional internal systems and infrastructure, including in its financial and IT management.

If the Company is unable to find such additional financing on acceptable terms or in a timely manner, particularly given the generally unfavorable environment for financing companies in the biotechnology sector, its business, organisation, results and development could be adversely affected, and it could be forced to delay or halt one or more of its research programs, the development or marketing of any approved products, not be able to expand its activities or take advantage of its commercial opportunities as desired. The Company may also have to implement a plan to reduce and manage its fixed costs or enter into new collaboration agreements that may be less favorable to it than those it could have obtained in a different context, which could harm its growth prospects or commercial activities, as set out in the liquidity risk factor above.

1.5.    Earnings analysis

1.5.1.Revenue and other income

Operating income	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Revenue	41	1,901
Total revenue	41	1,901
Tax credits	2,630	3,631
Subsidies	5	3
Other	58	1,087
Other income	2,693	4,721
Total revenue and other income	2,734	6,622

Revenue

The Company recorded minimal revenues in the first half of 2024, as compared to €1.9 million for the same period in 2023. The €1.9 million revenue as of June 30, 2023, was mainly related to the milestone payment the Company invoiced to CTTQ for $2.1 million on May 22, 2023, following the IND approval from the NMPA.

Other income

Other income decreased by €2.0 million, or 43%, compared to the first half of 2023.  Other income are mainly composed of research tax credits. The Research Tax Credit ("CIR") generated over the first six months of the fiscal year amounts to €2.7 million in 2024 as in 2023.

As of June 30, 2023, other operating income are composed of:

●	The R&D Tax Research Credit from Inventiva Inc amounting to €1.0 million, compared to €0.8 million in tax income as of June 30, 2024;
●	The re-invoicing to CTTQ for a portion of the expenses incurred, amounting to €0.3 million as of June 30, 2023, under Phase I of the ongoing Phase III pharmacological clinical trial NATiV3, and the re-invoicing to CTTQ for specific expenses related

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

to CRO provisions amounting to €0.7 million, compared to €2.6 million in CTTQ re-invoicing as of June 30, 2024, accounted as a reduction in research and development expenses.

1.5.2.Operating expenses

Operating expenses	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Research and development expenses	(46,822)	(54,062)
Marketing – Business development expenses	(598)	(705)
General and administrative expenses	(7,701)	(6,812)
Total operating expenses	(55,122)	(61,580)

As of June 30, 2024, the decrease in operating expenses of €6.5 million, or 10%, compared to the first half of 2023 is mainly driven by the decrease in research and development expenses of €7.2 million.

1.5.2.1.Research and development expenses

Research and development expenses for the six months ended June 30, 2024 break down as follows:

Research and development expenses	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Studies	(34,073)	(42,847)
Personnel costs	(7,637)	(7,065)
Depreciation, amortization, and provisions	(1,732)	(1,061)
Disposables	(887)	(943)
Patents	(643)	(257)
Maintenance	(526)	(459)
Energy and liquids	(447)	(479)
IT systems	(405)	(440)
Fees	(118)	(61)
Other research and development costs	(352)	(450)
Total research and development expenses	(46,822)	(54,062)

The decrease in R&D expenses is primarily due to the temporary pause in the recruitment of the patients in the NATiV3 Phase III clinical trial of lanifibranor in MASH/NASH following the SUSAR reported in the first quarter of 2024 and, to a lesser extent, due to the completion of the LEGEND trial with lanifibranor and empagliflozin in patients with MASH/NASH and DT2. R&D expenses are expected to increase in the second half of 2024 following the effective restart of patient recruitment in NATiV3, as well as the planned clinical development activities and related costs associated with NATiV3 for the second half of 2024 including costs related to the SUSAR protocol change and the reactivation of sites and patient recruitment. The €7.2 million (13%) decrease in research and development expenses as compared to the six months ended June 30, 2023, was primarily driven by:

-

a €8.8 million decrease in spending on studies in research and development for lanifibranor, mainly for the NATiV3 Phase III trial of lanifibranor in patients with MASH/NASH and Phase IIa LEGEND trial of lanifibranor in combination with empagliflozin; and

-	a €0.7 million increase in depreciation and amortization costs mainly related to the right of use of Fibroscans equipment; and
-	a €0.6 million increase in personnel costs mainly due to salary increases and bonuses.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The main expenses incurred in connection with the Company’s research and development activities in the six months ended June 30, 2024, are described below:

¡ Lanifibranor

Clinical trial-related expenses for lanifibranor development decreased by €7.1 million compared to the first half of 2023, totaling €34.8 million in the first half of 2024.

Costs relating to lanifibranor’s development in the first half of 2024 can be broken down into two main categories:

(i)	activities related to clinical studies amounted to €28.5 million, mainly including the NATiV3 Phase III trial in MASH/NASH, the LEGEND Phase IIa trial in patients with MASH/NASH and T2D, and Phase I studies as detailed below; and
(ii)	development activities amounted to €6.2 million, mainly including pharmaceutical development and non-clinical, preclinical pharmacology and toxicology trials in animals and the activities related to regulatory consulting.

Costs linked to clinical trial activities included the following developments over the six months ended June 30, 2024:

Treatments for MASH/NASH

-

Costs related to the NATiV3 Phase III trial related to the qualification and opening of investigator sites, regulatory submissions and patient recruitments, leasing of Fibroscans equipment, the expenses related to packaging campaigns for the treatment units, costs related to biopsy slides reading and consulting including committees.

LEGEND Phase IIa trial of lanifibranor in combination with empagliflozin in patients with MASH/NASH and T2D

-

The completion of the LEGEND Phase IIa trial with regulatory submissions, the monitoring of patients recruited into the study, and generation of the results of the Interim Analysis carried out in the first quarter of 2024. Other expenses for the period include packaging and distribution costs for treatment units, and pharmacokinetics analysis.

Phase I studies

-	The completion of the Renal Impairment study, with CRO expenses related to statistical analyses and drafting of the Clinical Study Report (“CSR”); and
-	Data Management activities and the preparation of the CSR for the Hepatic Impairment study, as well as the bioanalysis and pharmacokinetics analysis expenses.

¡ YAP-TEAD

Trial-related expenses for the YAP-TEAD project increased by €0.2 million compared to the first half of 2023, totaling €0.6 million in the first half of 2024.

Costs incurred are mainly related to chemistry studies, biophysic and bio pharmaco study.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

1.5.2.2.Marketing and business development expenses

Marketing and business development expenses break down as follows:

For the first six months ended June 30, 2024, and June 30, 2023

Marketing – Business development	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Personnel costs	(153)	(126)
IT systems	(6)	(9)
Fees	(2)	—
Other operating expenses	(437)	(570)
Total marketing and business development expenses	(598)	(705)

Marketing and business development expenses for the first half of 2024 decreased by €0.1 million compared to the first half of 2023 mainly due to the decrease by €0.1 million of fees related to the business development.

1.5.2.3.General and administrative expenses

General and administrative expenses are mainly composed of administrative staff costs, support costs (mainly consisting of security costs, taxes and various rentals), non-scientific IT costs and consulting fees.

General and administrative expenses break down as follows:

For the first six months ended June 30, 2024, and June 30, 2023

General and administrative expenses	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Consulting fees	(2,675)	(1,884)
Personnel costs	(2,600)	(2,347)
Insurances	(921)	(1,121)
Support costs (including taxes)	(375)	(343)
Depreciation, amortization and provisions	(122)	(104)
IT systems	(33)	(50)
Other general and administrative expenses	(975)	(964)
Total general and administrative expenses	(7,701)	(6,812)

General and administrative expenses for the first half of 2024 increased by €0.9 million compared to the first half of 2023 mainly due to the increase in consulting fees by €0.8 million related to the double listing, personnel costs by €0.3 million and the decrease of insurances expenses by €0.2 million.

1.5.3.Other operating income and expenses

Other operating income and expenses break down as follows:

	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Other operating income	160	—
Other operating expenses	(22)	(44)
Other operating income and expenses	138	(44)

For the first half of 2024, other operating income and expenses are mainly due to disposal of assets and transaction costs.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

For the first half of 2023, other operating income and expenses are exclusively due to transaction costs.

1.5.4.Financial income and expenses

Financial income and expenses break down as follows:

Financial income and expenses	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Income from cash equivalents	430	564
Foreign exchange gains	157	187
Fair value gains	8,506	1,623
Total financial income	9,093	2,373
Interest cost	(5,218)	(1,941)
Foreign exchange losses	(323)	(683)
Other financial expenses	(46)	(23)
Total financial expenses	(5,586)	(2,646)
Net financial income	3,507	(273)

Net financial income for the first six months of 2024 increased by €3.8 million compared to the first half of 2023. This increase is mainly due to:

-	fair value gains by €8.5 million related to change in fair value of:
o

the EIB Tranche A Warrants; as of June 30, 2024, the fair value amounted to €6.7 million, a decrease by €3.5 million since December 31, 2023 (see note 4.9 – Shareholders’ equity of the Unaudited interim condensed consolidated financial statements as of June 30, 2024);

o

the EIB Tranche B Warrants since the initiation, as of June 30, 2024, the fair value amounted to €6.8 million, a decrease by €5.0 million since the grant date (see note 4.9 – Shareholders’ equity of the Unaudited interim condensed consolidated financial statements as of June 30, 2024)

-	increase in interest cost for the first six months of 2024 by €3.3 million compared to June 30, 2023 mainly due to:
o

The increase in interest expenses on the EIB loan by €2.3 million, with (i) 2.1 million euros in interest expense for Tranche A over the first six months of 2024 compared with 1.7 million euros over the first six months of 2023, an increase of 0.4 million euros, and (ii) 1.9 million euros for Tranche B over the first six months of 2024 (and an increase of the same amount, Tranche B having been subscribed in 2024);

o

and interest on 2023 royalty certificates of 0.9 million euros in the first six months of 2024 (compared with 0 in the first six months of 2023, as the royalty certificates were issued in the last six months of 2023).

-	foreign exchange result of the first six months of 2024 as a result of the unfavorable position of the foreign currency term deposit contracts at the maturity date for €0.3 million.

1.5.5.Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Current taxes

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2024, no current taxes were recorded as of June 30, 2024, for Inventiva S.A. However, a €119 thousand tax expense was recorded related to Inventiva Inc (mainly due to the bonuses).

Deferred taxes

Inventiva S.A. recorded tax losses in the first half of 2024. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis on June 30, 2024.

1.5.6.Net loss for the period

The Company recorded a net loss of €49.0 million in the first half of 2024 versus a net loss of €55.3 million in the first half of 2023, which was a decrease in net loss of €6.2 million year over year.

1.6.    Analysis of the financial situation

1.6.1.Non-current assets

Non-current assets mainly consist of:

-	other non-current assets mainly comprising term accounts with progressive interest rates.
-	property, plant, and equipment, mainly comprising assets acquired on the incorporation of the Company and the right of use from Fibroscans leasing.
-	investments accounted for using equity method related to investment in Hepalys; and
-	intangible assets, mainly comprising the compound and software library.

Non-current assets
In thousands of euros	June 30, 2024	Dec. 31, 2023
Intangible assets	451	541
Property, plant and equipment	7,979	9,126
Deferred tax assets	210	225
Investments accounted for using the equity method	1,131	1,425
Other non-current assets	1,047	10,055
Total non-current assets	10,818	21,372

Non-current assets decreased by €10.6 million (49%) compared to December 31, 2023. This was mainly attributable to:

-

the decrease by €9.0 million of long-term deposit accounts with more than a year of maturity, related to the early closure of a €9 million two-year deposit forward contract (see note 4.5 – Other non-current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2024); and

-	the decrease in property, plant and equipment mainly due to the depreciation of €1.2 million of the right of use related to Fibroscan.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

1.6.2.Current assets

Current assets
In thousands of euros	June 30, 2024	Dec. 31, 2023
Inventories	393	417
Trade receivables	809	3,807
Tax receivables	2,704	5,352
Other current assets	14,554	11,696
Cash and cash equivalents	10,147	26,918
Total current assets	28,608	48,189

Current assets decreased by €19.6 million (41%) compared to December 31, 2023. This was mainly attributable to the €16.8 million (62%) decrease in cash and cash equivalents and the €3.0 million decrease in trade receivables, both related to the Company’s activity (see section 2 Cash flow and equity).

As of June 30, 2024, tax receivables are mainly composed of research tax credits receivable in the amount of €2.7 million corresponding to the 2024 CIR as of June 30, 2024.

The €2.9 million increase in other current assets is mainly due to:

-	an increase in other receivable by €1.8 million including an increase in prepaid expenses by €2.4 million mainly related to trial costs incurred under NATiV3 Phase III global trial; and
-

an increase in current accrued income by €0.6 million which included the rebilling to CTTQ of specific costs (see note 4.7 – Trade receivables, tax receivables and other current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2024); and

-	a decrease in sales tax receivable by €1.8 million.

1.6.3.Shareholders’ equity

Shareholders’ equity
In thousands of euros	June 30, 2024	Dec. 31, 2023
Share capital	525	521
Premiums related to share capital	201,859	201,862
Reserves	(232,789)	(124,584)
Foreign currency translation reserve	375	596
Net loss for the period	(49,029)	(110,426)
Total shareholders’ equity	(79,060)	(32,032)

On June 30, 2024, shareholders’ equity decreased by €47.0 million, or 147%, compared to December 31, 2023. This change is mainly due to the net loss of the first six months of 2024.

Changes in shareholders’ equity during the first six months of 2024 are described in further detail in note 4.9 – Shareholders’ equity of the Unaudited interim condensed consolidated financial statements as of June 30, 2024, and in section 2 Cash flow and equity of this document.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

1.6.4.Non-current liabilities

Non-current liabilities
In thousands of euros	June 30, 2024	Dec. 31, 2023
Long-term debt	46,846	32,181
Royalty certificates liabilities	7,263	6,327
Derivatives instruments	13,569	10,265
Provisions for retirement benefit obligations	1,555	1,559
Long-term contract liabilities	76	70
Other non-current liabilities	1,032	1,032
Total non-current liabilities	70,340	51,434

The €18.9 million (37%) increase of non-current liabilities compared to December 31, 2023, is mainly due to the €14.7 million increase of long-term debt (the drawdown of Tranche B subscription), the €3.3 million increase of derivatives instruments (change in fair value) and the €0.9 million increase of 2023 Royalty Certificates liabilities related to the interests (see note 4.10 – Financial debt of the Unaudited interim condensed consolidated financial statements as of June 30, 2024).

1.6.5.Current liabilities

Current liabilities
In thousands of euros	June 30, 2024	Dec. 31, 2023
Short-term debt	5,726	5,308
Trade payables	36,583	37,679
Short-term contract liabilities	3	6
Other current liabilities	5,834	7,165
Total current liabilities	48,146	50,158

Current liabilities decreased by €2.0 million (4%) for the six months ended June 30, 2024, compared to December 31, 2023. This change is mainly due to:

-

the €1.1 million decrease in trade payables (see note 4.14 – Trade payables and short-term contract liabilities of the Unaudited interim condensed consolidated financial statements as of June 30, 2024); and

-

the €1.4 million decrease in sales tax payables (including in other current liabilities) (see note 4.13 – Other current and non-current liabilities of the Unaudited interim condensed consolidated financial statements as of June 30, 2024); and

-	the €0.4 million increase of short-term debt (see note 4.10 – Financial debt of the Unaudited interim condensed consolidated financial statements as of June 30, 2024).

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

2.Cash flow and equity

This section discusses the Company’s shareholders’ equity, cash position and sources of funding for the six months ended June 30, 2024, and the fiscal year ended December 31, 2023.

2.1.Cash and cash equivalents

Net cash and cash equivalents
In thousands of euros	June 30, 2024	Dec. 31, 2023
Other cash equivalents(1)	10,273	17,933
Cash at bank and at hand	1,212	8,985
Bank overdrafts	(1,338)	—
Cash and cash equivalents	10,147	26,918

Since its inception, the Company has financed its growth through successive capital increases (see section 4.5. Cash flow and equity of the 2023 Universal Registration Document), debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

As of June 30, 2024, cash and cash equivalents amounted to €10.1 million compared to €26.9 million as of December 31, 2023, with a decrease of €16.8 million (62%), mainly related to the Company’s ongoing research activities, in particular the NATiV3 Phase III trial with lanifibranor for the treatment of MASH/NASH and, to a lesser extent, to the Phase IIa LEGEND trial.

Cash at hand and marketable securities held by the Company are generally invested in short-term deposit accounts that are readily convertible into known amounts of cash.

Cash at hand and marketable securities are used to finance the Company’s activities, in particular its R&D costs.

After deducting debt, the Company has a net cash deficit as of June 30, 2024, of €1.3 million due to bank overdrafts. Borrowings are set out in section 2.1.2 Financing from bank loans below.

Analysis of debt
In thousands of euros	June 30, 2024	June 30, 2023
Short-term debt	5,726	5,308
Long-term debt	67,677	48,773
Total debt	73,404	54,082
Cash and cash equivalents	(10,147)	(26,918)
Net debt	63,256	27,164

Net debt is a non-standard measure that includes cash and cash equivalents, long-term financial debt, long-term financial debt - derivative instruments, liabilities under royalty certificates, and short-term financial debt.

Here are no restrictions on the use of the Company’s cash and cash equivalents resources.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

2.1.1.Equity financing

As of June 30, 2024, the Company’s share capital increased by €3.6 thousand compared to December 31, 2023, and set at €524.8 thousand (see note 4.9 – Shareholders’ equity of the Unaudited interim condensed consolidated financial statements as of June 30, 2024).

2.1.2.Financing from bank loans

						Exchange
	Debt carried on the					rate	Debt carried on
Analysis of debt	balance sheet at	Proceeds	Repayments	Interest	Fair Value	gain/losses	the balance
In thousands of euros	Dec. 31, 2023	(+)	(-)	capitalize	Variation	(+/-)	sheet on
Lease liabilities	6,566	345	(1,173)	—	—	24	5,762
PGE SG 2020 (state-guaranteed)	2,096	—	(417)	—	—	—	1,679
PGE BPI France 2020 (state-guaranteed)	2,269	—	(413)	—	—	—	1,856
PGE CA 2020 (state-guaranteed)	2,096	—	(347)	—	—	—	1,748
PPR CA 2022	1,780	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	—	—	—	1,780
PGE BPI France 2022 (state-guaranteed)	1,780	—	—	—	—	—	1,780
EIB borowing Tranche A 2022	15,400	—	—	3,374	—	—	18,774
EIB borowing Tranche B 2024	—	13,102	—	—	—	—	13,102
EIB Warrants 2022 and 2024	10,265	11,809	—	—	(8,506)	—	13,569
Royalty certificates	6,327	—	—	936	—	—	7,263
Other(1)	3,724	—	(36)	623	—	—	4,311
Total Debt	54,082	25,256	(2,386)	4,933	(8,506)	24	73,404
(1)	Corresponding to accrued interests payable on loans.

On May 16, 2022, the Company entered into the Finance Contract with EIB for up to €50 million, divided into two tranches of €25 million each. On January 18, 2024, the Company received the disbursement of Tranche B (see Note 1.2. – Significant events in the first half of 2024 of this document and note 4.10 – Financial debt of the Unaudited interim condensed consolidated financial statements as of June 30, 2024).

The Company’s loans and debt maturity profile as of June 30, 2024, is as follows:

June 30, 2024	Less than	Between 1 and	Between 3 and	More than
In thousands of euros	one year	3 years	5 years	five years
Bank borrowings	3,229	36,164	2,225	890
Derivatives	—	13,569	—	—
Other loans and similar borrowings(1)	42	4,260	—	—
Lease liabilities	2,455	3,306	—	—
Royalty certificates liabilities	—	—	—	7,263
Total Debt	5,726	57,299	2,225	8,153
(1)	Including accrued interests payable on loans.

2.1.3.Financing from Research Tax Credits

Due to its status as a European small and medium-sized enterprise (“SME”), the Company receives payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

As of June 30, 2024, Tax credits related to the 2024 CIR are set at €2.7 million. CIR tax credit amounted to €5.3 million for the year ended December 31, 2023.

Research tax credits during the six months ended June 30, 2024, and June 30, 2023 were as follows:

Financing from research tax credits
In thousands of euros	June 30, 2024	June 30, 2023
Income statement impact of research tax credits	2,630	3,631
Cash flow impact of research tax credits	5,333	5,220

The decrease of €1.0 million compared to the first half of 2023 is primarily attributable to the decrease in research and development expenses incurred by the Company.

2.2.Cash flow analysis

The following table sets forth the Company’s cash flow for the first half of 2024 and the first half of 2023:

Cash flow
In thousands of euros	June 30, 2024	June 30, 2023
Net cash used in operating activities	(48,342)	(45,233)
Net cash from (used in) investing activities	8,912	(7,702)
Net cash from (used in) financing activities	22,568	(2,153)
Net increase (decrease) in cash and cash equivalents	(16,863)	(55,088)

In the first six months of 2024 and 2023, the main financing needs of the Company related to its operating activities, including its working capital requirements.

2.2.1.Cash flow linked to operating activities

In thousands of euros	June 30, 2024	June 30, 2023
Net loss for the period	(49,029)	(55,269)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	1,878	1,138
Deferred and current taxes	22	(35)
Tax credits	(2,657)	(3,643)
Cost of net debt	5,180	1,900
IFRS 2 expenses	2,238	2,046
Unrealized foreign exchange losses/(gains)	(73)	503
Fair value variation	(8,506)	(1,623)
Other	—	18
Cash flows used in operations before tax, interest and changes in working capital	(50,939)	(54,965)
Increase (decrease) in operating and other receivables	4,075	(2,322)
(Increase) decrease in operating and other payables	(2,409)	8,147
Increase (decrease) in inventories	24	(28)
Tax credit received	5,333	5,220
Other	(4,426)	(1,285)
Tax, interest and changes in operating working capital	2,597	9,732
Net cash used in operating activities	(48,342)	(45,233)

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Net cash used in operating activities amounted to €48.3 million in the first half of 2024, compared to €45.2 million for the first half of 2023, a decrease of 3.1 million euros due to changes in working capital requirements, and in particular linked to:

●	A decrease in trade receivables of 0 million euros as of June 30, 2024, compared with 2.2 million euros at June 30, 2023, corresponding to a milestone payment from CTTQ received on July 20, 2023.
●	0.9 million euros increase in future fund-raising costs (other liabilities)

However, the operating expenses, excluding depreciation, amortization, provision, and IFRS 2 expenses for the first half of 2024 decreased by €7.3 million compared to the first half of 2023. The decrease mainly related to R&D expenses over the period is primarily due to the temporary pause in the recruitment of the patients in the NATiV3 Phase III clinical trial related to the SUSAR (see Note 1.2. – Significant events in the first half of 2024 of this document) and, to a lesser extent, due to the completion of the LEGEND Phase IIa trial.

2.2.2.Cash flow linked to investing activities

Cash flow used in investing activities over the periods presented was as follows:

In thousands of euros	June 30, 2024	June 30, 2023
Purchases of property, plant and equipment and intangible assets	(255)	(230)
Disposals of property, plant and equipment and intangible assets	90	130
(Increase)/decrease in current term accounts	70	998
Net change in other non-current financial assets	9,008	(8,600)
Net cash used in investing activities	8,912	(7,702)

In the first half of 2024, net cash from investing activities amounted to €8.9 million, compared to €7.7 million used in the first half of 2023 the change is mainly related to the early closure of a €9 million two-year deposit forward contract (see note 4.5 – Other non-current assets of the Unaudited interim condensed consolidated financial statements as of June 30, 2024).

2.2.3.Cash flow linked to financing activities

In thousands of euros	June 30, 2024	June 30, 2023
Capital increase	6	2
Subscription of borrowings	24,911	—
Repayment of debt	(1,177)	(1,448)
Repayment of lease liabilities	(1,173)	(707)
Net cash (from) used in financing activities	22,568	(2,153)

Net cash from financing activities amounted to €22.6 million in the first half of 2024, compared to €2.2 million used for the first half of 2023. The change is mainly related to the company’s drawdown of Tranche B, amounting to €25 million, under the Finance Contract (see Note 1.2. – Significant events in the first half of 2024 of this document).

2.3.Anticipated sources of funds

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry's product development phases

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

requiring increasing investments, the Company's financing needs will continue to grow as clinical trials of the Company's drug candidates progress and the Company invests to develop existing and new product candidates.

As of June 30, 2024, the Company had €10.1 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 4.8 – Cash and Cash equivalents of the section 3.2 – Interim Condensed Consolidated financial statements as of June 30, 2024). In accordance with IAS 7.8, bank overdrafts which are repayable on demand are included as a component of cash and cash equivalents in the amount of €1.3 million as of June 30, 2024.

As of the date of authorization of the issuance of these financial statements, given its current cost structure, its projected expenditure commitments, and the events after the reporting period presented in Note 6.4 – Events after the reporting period of the section 3.2 – Interim Condensed Consolidated financial statements as of June 30, 2024, mainly the issue of royalty certificates and the T1 capital increase, the Company estimates that it should have sufficient funds to finance its activities through the end of the second half of 2025.

Accordingly, as of the date of authorization of the issuance of these financial statements, the Company's current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next 12 months. These events and conditions indicate that an uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

This estimate is based on the Company’s current business plan and excludes (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing, including the issue of tranches 1bis and 2 as described in Note 6.4 – Events after the reporting period of the section 3.2 – Interim Condensed Consolidated financial statements as of June 30, 2024. The Company may have based this estimate on assumptions that may prove to be incorrect, and the Company may end up using its resources sooner than anticipated.

Based on the above, the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

3.Unaudited interim condensed consolidated financial statements

3.1.Statutory Auditors’ Review Report on the Half-yearly Financial Information

Statutory Auditors’ Review Report on the Half-yearly Financial Information

For the period from January 1 to June 30, 2024

To the Shareholders,

In compliance with the assignment entrusted to us by General Annual Meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

●	the review of the accompanying condensed half-yearly consolidated financial statements of Inventiva S.A., for the period from January 1 to June 30, 2024,
●	the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

IConclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying our conclusion, we draw your attention to the matter set out in note 3.4 to the condensed half-yearly consolidated financial statements regarding events and conditions indicating that an uncertainty exists that may cast doubt on the Company’s ability to continue as a going concern.

IISpecific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense, October 14,2024	Paris, October 14, 2024

KPMG SA	LCA Audit

Philippe Grandclerc	Lison Dahan Chouraki

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

3.2.Interim Condensed Consolidated financial statement

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Note 6. Other financial information		59

6.1	Commitments related to operational activities	59
6.2.	Related-party transactions	60
6.3	Financial risk management	60
6.4	Events after the reporting date	60

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

In thousands of euros	Notes	June 30, 2024	Dec. 31, 2023
Intangible assets	4.1	451	541
Property, plant and equipment	4.2	7,979	9,125
Deferred tax assets	4.3	210	225
Investments accounted for using the equity method	4.4	1,131	1,425
Other non‑current assets	4.5	1,047	10,055
Total non‑current assets		10,818	21,371
Inventories	4.6	393	417
Trade receivables and others	4.7	809	3,807
Tax receivables	4.7	2,704	5,352
Other current assets	4.7	14,554	11,696
Cash and cash equivalents	4.8	10,147	26,918
Total current assets		28,608	48,189
Total assets		39,426	69,561

Share capital		525	521
Premiums related to share capital		201,859	201,862
Reserves		(232,789)	(124,584)
Translation reserve		375	596
Net loss for the period		(49,029)	(110,426)
Shareholders’ equity	4.9	(79,060)	(32,032)
Long-term debt	4.10	46,846	32,181
Long-term debt - derivatives	4.10	13,569	10,265
Royalty certificates liabilities	4.10	7,263	6,327
Provisions for retirement benefit obligations	4.12	1,555	1,559
Long‑term contract liabilities		76	70
Other non-current liabilities	4.13	1,032	1,032
Total non‑current liabilities		70,340	51,434
Short‑term debt	4.10	5,726	5,308
Trade payables	4.14	36,583	37,679
Short‑term contract liabilities	4.14	3	6
Other current liabilities	4.13	5,834	7,165
Total current liabilities		48,146	50,158
Total liabilities		118,486	101,592
Total equity and liabilities		39,426	69,561

The accompanying notes form an integral part of these financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Unaudited interim condensed consolidated statement of income (loss)

(in thousands of euros)

		Six months ended
	Notes	June 30, 2024	June 30, 2023
Revenue	5.1	41	1,901
Other income	5.1	2,693	4,721
Total revenues and other income		2,734	6,622
Research and development costs	5.2	(46,822)	(54,062)
Marketing — Business development expenses	5.2	(598)	(705)
General and administrative expenses	5.2	(7,701)	(6,812)
Other operating income (expenses)	5.3	138	(44)
Net operating loss		(52,249)	(55,003)
Financial income	5.4	9,093	2,373
Financial expenses	5.4	(5,586)	(2,646)
Net financial income		3,507	(273)
Share of net loss - Equity method	5.5	(168)	—
Income tax	5.6	(119)	7
Net loss for the period		(49,029)	(55,269)
Basic/diluted loss per share (euros/share)		(0.94)	(1.31)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.7	51,982,093	42,044,796

The accompanying notes form an integral part of these financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Unaudited interim condensed consolidated statement of comprehensive (income) loss

(in thousands of euros)

	Six months ended
	June 30, 2024	June 30, 2023
Net loss for the period	(49,029)	(55,269)
Items that will be reclassified subsequently to profit or loss	(220)	104
Currency translation differences - equity method	(286)	—
Currency translation differences	66	104
Items that will not be reclassified subsequently to profit or loss	74	(14)
Remeasurement of defined benefit plans	74	(14)
Total comprehensive loss	(49,175)	(55,179)

The accompanying notes form an integral part of these financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

			Premiums	Net income
		Share	related to	(loss) for	Translation		Shareholders’
	Notes	capital	share capital	the period	Reserves	Reserves	equity
At January 1, 2024		521	201,862	(110,426)	596	(124,584)	(32,032)
Net income (loss) for the period		—	—	(49,029)	—	—	(49,029)
Remeasurement of defined benefit plans		—	—	—	—	74	74
Currency translation differences		—	—	—	(220)	—	(220)
Total comprehensive income (loss)		—	—	(49,029)	(220)	74	(49,175)
Appropriation of 2023 net income (loss)		—	—	110,426	—	(110,426)	—
Share-based payment compensation expenses	4.9	—	—	—	—	2,238	2,238
BSA share warrants subscription premium		4	(4)	—	—	6	6
Treasury shares		—	—	—	—	(138)	(138)
Other		—	—	—	—	41	41
June 30, 2024		525	201,859	(49,029)	375	(232,789)	(79,060)

			Premiums	Net income
		Share	related to	(loss) for	Translation		Shareholders’
	Notes	capital	share capital	the period	Reserves	Reserves	equity
At January 1, 2023		421	173,886	(54,274)	(271)	(74,286)	45,476
Net income (loss) for the period		—	—	(55,269)	—	—	(55,269)
Remeasurement of defined benefit plans		—	—	—	—	(14)	(14)
Currency translation differences		—	—	—	104	—	104
Total comprehensive income (loss)		—	—	(55,269)	104	(14)	(55,179)
Appropriation of 2022 net income (loss)		—	—	54,274	—	(54,274)	—
Share-based payment compensation expenses	4.9	—	—	—	—	2,046	2,046
BSA share warrants subscription premium		—	—	—	—	2	2
Treasury shares		—	—	—	—	10	10
Other		—	—	—	—	(22)	(22)
At June 30, 2023		421	173,886	(55,269)	(168)	(126,537)	(7,667)

The accompanying notes form an integral part of these financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	June 30, 2024	June 30, 2023
Net loss for the period	(49,029)	(55,269)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	1,878	1,138
Deferred and current taxes	22	(35)
Tax credits	(2,657)	(3,643)
Cost of debt	5,180	1,900
Share‑based compensation expense	2,238	2,046
Share of net profit of associates and joint ventures accounted for using the equity method	8	—
Exchange (gains) / losses	(73)	503
Fair value variation through profit and loss	(8,506)	(1,623)
Other	—	18
Cash flows used in operations before tax, interest and changes in working capital	(50,939)	(54,965)
Decrease / (increase) in operating and other receivables	4,075	(2,322)
Increase / (decrease) in operating and other payables	(2,409)	8,147
Decrease / (increase) in inventories	24	(28)
Tax credit received	5,333	5,220
Other(1)	(4,426)	(1,285)
Tax, interest and changes in operating working capital	2,597	9,732
Net cash used in operating activities	(48,342)	(45,233)
Purchases of property, plant and equipment and intangible assets	(255)	(230)
Disposals of property, plant and equipment and intangible assets	90	130
Decrease / (Increase) in short-term deposit accounts	70	998
Increase / (Decrease) in other non-current financial assets	9,008	(8,600)
Net cash from (used in) investing activities	8,912	(7,702)
Capital increase net of transaction cost	6	2
Subscription of borrowings and warrants net of transaction cost	24,911	—
Repayment of debt	(1,177)	(1,448)
Repayment of lease liabilities	(1,173)	(707)
Net cash from (used in) financing activities	22,568	(2,153)

Net increase (decrease) in cash and cash equivalents	(16,863)	(55,087)
Cash and cash equivalents at beginning of period	26,918	86,736
Exchange gains / (losses)	92	(409)
Net cash and cash equivalents at the end of period	10,147	31,240
(1)	Mainly include an increase in prepaid expense

The accompanying notes form an integral part of these financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Notes to the unaudited interim condensed consolidated financial statements

Note 1.    Company information

1.1	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group is designated as “Inventiva” or the “Company”).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (“ADSs”), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor for the treatment of MASH/NASH, as well as a pipeline of earlier stage programs in oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with MASH/NASH, a chronic and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH/NASH and announced that the U.S. Food and Drug Administration ("FDA") had granted the Company the status of Breakthrough Therapy and Fast Track designation. The Company initiated the pivotal Phase III trial of lanifibranor in MASH/NASH (“NATiV3”) in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and Type 2 Diabetes (“DT2”) (“LEGEND”).

In the first half of 2022, the Company faced delays in its NATiV3 trial that were primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company experienced slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic, mainly during the years 2020 and 2021, and the Company was unable to conduct clinical trial activities at sites originally located in Ukraine due to the war between Ukraine and Russia and made the decision to put recruitment for its NATiV3 trial in Ukraine on hold and close all sites in Russia. Global geopolitical events that continue to impact the markets (including Russia's invasion of Ukraine or the state of war between Israel and Hamas) could affect the Company.

In January 2023, the Company amended the protocol for the NATiV3 trial in part to potentially accelerate enrollment and identified additional sites to help compensate for the inability to use sites in Ukraine and Russia. The revised study design limits the planned duration of the trial to 120 weeks instead of up to seven years, reduces the number of biopsies from three to two and included a 48-week active treatment extension study. The Company expects that the changes to the clinical development plan of lanifibranor, including plans for a new Phase III trial in patients with MASH/NASH and compensated cirrhosis, will be beneficial to the lanifibranor clinical program by reducing the number of biopsies and the trial duration, eventually offering all patients in the trial access to treatment and potentially expanding the addressable patient population beyond patients with F2 and F3 fibrosis to patients with MASH/NASH and compensated cirrhosis.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

In September 2022, the Company entered into a license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a Sino Biopharm group company, to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of MASH/NASH and other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“CTTQ Territory”). In May 2023, the Company announced that CTTQ had received the Investigational New Drug (“IND”) approval from the Chinese National Medicine Products Administration (“NMPA”) allowing CTTQ to initiate the clinical development of lanifibranor in MASH/NASH in mainland China. CTTQ is participating in the ongoing NATiV3 Phase III trial and is conducting a Phase I clinical pharmacology study. In the framework of its participation in the Company’s NATiV3 Phase III global clinical trials, pursuant to the terms of the agreement, CTTQ bears all costs associated with these trials conducted in the CTTQ Territory.

In September 2023, the Company and Hepalys Pharma, Inc. (“Hepalys”) announced an exclusive licensing agreement to develop and commercialize lanifibranor in Japan and South Korea (the “Hepalys License Agreement”). Hepalys is a new company created by Catalys Pacific Fund II, LP (“Catalys”). Under the Hepalys License Agreement, the Company received a $10 million upfront payment (equal to €9.5 million) on October 18, 2023, and is eligible to receive up to $231 million if certain clinical, regulatory and commercial conditions are met; in addition to tiered royalties from mid double digits to low twenties based on net sales of lanifibranor in Japan and South Korea, subject to regulatory approval. In parallel with the Hepalys License Agreement, the Company entered into an option agreement with Catalys to acquire 30% of the shares of Hepalys (the “Catalys Option Agreement”). The Company exercised that option on September 26, 2023, with an effective date of October 11, 2023, at an aggregate exercise price of ¥300 (equal to €1.90). Also on September 20, 2023, the Company entered into a shareholders agreement with Catalys and Hepalys (the “Catalys Shareholders Agreement”). Pursuant to the Catalys Shareholders Agreement, the Company has the option to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation and the Company has a right of first refusal if Hepalys receives an offer for the license or rights related to lanifibranor.

In the first quarter of 2024, following a routine visit during the Company’s NATiV3 clinical trial of lanifibranor in MASH/NASH, a Suspected Unexpected Serious Adverse Reaction (“SUSAR”) was reported in a patient. As a result of this SUSAR, the Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the Data Monitoring Committee (“DMC”)3.

On March 7, 2024, the Company announced that screening activities had resumed in American sites under central Institutional Review Board (“IRB”). The impact of the pause on the overall timeline of the trial remains unclear, as new exclusion criteria were added, which may increase the screen failure rate, and the SUSAR, new exclusion criteria and increased liver monitoring may discourage potential trial participants.

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH/NASH and DT2.

The Company expects the first visit of the last patient to be in the fourth quarter of 2024 and to complete randomization in the first half of 2025. Due to a delay of around 3 to 5 months in recruitment, the Company is currently targeting the first visit of the last patient for the second half of 2024 and the publication of the main results for the beginning of the second half of 2026. The publication of the topline results of the part 1 of the NATiV3 trial is targeted for the second half of 2026 (versus the beginning of the second half of 2026 as previously announced). If the results of the trial confirm sufficient clinical benefit and a continued good safety profile, the Company plans to file an application for accelerated approval in the United States and conditional authorization in the European Union for the marketing of lanifibranor.

The Company’s pipeline also includes odiparcil, which it was previously developing for the treatment of patients with mucopolysaccharidosis type VI (“MPS VI”), a group of rare genetic diseases. As announced in 2020, the Company decided to focus its clinical efforts on the development of lanifibranor. Based on feedback from the FDA, the Company believes there is potential for an efficient development pathway for odiparcil for the treatment of MPS VI and it continues to review potential options to further develop odiparcil for the treatment of MPS VI, which may include pursuing or creating a partnership, license or other transaction.

3 A DMC is an independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

1.2	Significant events in the first half of 2024

The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B (see Note 4.10 Financial debt)

On January 4, 2024, the Company issued 3,144,654 additional warrants to the European Investment Bank (“EIB”) and such warrants, the “EIB Tranche B Warrants”, in accordance with the terms of the 6th resolution of the combined general meeting of shareholders of January 25, 2023 and Article L.225-138 of the French Commercial Code, as a condition to the drawdown of the second tranche of €25.0 million (“Tranche B”) under the finance contract between the Company and EIB (“Finance Contract”). The 3,144,654 shares underlying the EIB Tranche B Warrants represented approximately 6.07% of the Company's then-outstanding share capital. If all the warrants issued to the EIB in connection with drawdown of the first tranche of €25.0 million (“Tranche A”) under the Finance Contract (the “EIB Tranche A Warrants” and, together with the EIB Tranche B Warrants, the “EIB Warrants”) and the EIB Tranche B Warrants were exercised, the EIB would hold approximately 9.9% of the Company's share capital as of June 30, 2024.

The exercise price of the EIB Tranche B Warrants is equal to €3.95 and corresponds to 95% of the volume-weighted average price of the Company's shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants (i.e. January 3, 2024).

The EIB Tranche B Warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of Tranche A (i.e., on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The EIB Warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised EIB Tranche B Warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of Tranche A or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the EIB Warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy-back all EIB Tranche B Warrants offered for sale to a third party, subject to certain terms and conditions.

On the basis of the 3,144,654 new shares of the Company issuable upon exercise of all the EIB Tranche B Warrants at a price of €3.95 per new share, the Company could potentially receive gross proceeds of up to €12,421,383. There is no assurance that EIB will exercise any or all of the EIB Warrants or that the Company will receive any proceeds from the exercise of the warrants.

The exercise ratio of EIB Tranche A Warrants has been adjusted following the issue of Tranche B Tranche B Warrants. As of the date of authorization of the issuance of these financial statements, one EIB Tranche A Warrant entitles its holder to subscribe for 1.27 ordinary shares in the Company.

The Company draws down Tranche B of €25 million under Finance Contract with EIB (see Note 4.10 Financial debt)

On January 18, 2024, the Company drew down Tranche B of €25 million under the Finance Contract with EIB.

After the drawdown of Tranche A in December 2022, the Company had an option to access further €25 million tranche, Tranche B, subject to the achievement of certain conditions precedent. Following the achievement of those conditions, the Company decided to draw on Tranche B. The Company intends to use the proceeds to fund part of NATiV3.

Tranche B carries a 7% interest capitalized annually and repayment in fine. The repayment is due in January 2027, three years after its disbursement. The disbursement of Tranche B was subject to, among other conditions, (i) the full drawdown of Tranche A, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million that was a condition for the disbursement of Tranche A), paid either in exchange for shares of the Company, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH and (v) the Company issuing EIB Tranche B Warrants (see above - The Company issued 3,144,654 warrants to EIB in connection with the drawdown of Tranche B) in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (warrants) at inception and the borrowing costs.

On June 12, 2024, the Company and EIB amended the warrant agreement to modify the rules for adjusting the exercise ratios of the EIB Warrants.

Treatment-related Suspected Unexpected Serious Adverse Reaction in the first quarter of 2024

On February 15, 2024, the Company announced that an adverse event of elevated aminotransferases in liver tests was reported in a patient enrolled in the NATiV3 trial following a scheduled visit. The patient had been without clinical symptoms throughout the period of observation. This event has been assessed as a treatment-related SUSAR. Other milder cases of elevation of aminotransferases among trial participants have also been reported in the trial. The Company decided to voluntarily pause screening and randomization to implement changes to the enrollment criteria to exclude patients diagnosed or with a predisposition to autoimmune liver or thyroid disease and more frequent liver monitoring for patients enrolled in the trial as recommended by the DMC in the first quarter of 2024. Patients enrolled in the trial continued to receive treatment under the new liver monitoring schedule recommended by the DMC. This SUSAR is the first reported in all clinical trials with lanifibranor.

On March 7, 2024, the Company received approval from the central IRB overseeing clinical research in the United States to resume screening activities in its sites. This was an important milestone as 152 sites of the NATiV3 clinical trial sites are operating under central IRB and have so far randomized over 60% of the patients in the main cohort.

Due to a delay of around 3 to 5 months in recruitment, the Company is currently targeting the first visit of the last patient for the second half of 2024, to complete randomization in the first half of 2025 and the main results for the second half of 2026 (versus the beginning of the second half of 2026 as previously disclosed).

The Company presented the results of LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and T2D

On March 18, 2024, the Company announced positive results from its LEGEND proof-of-concept study combining lanifibranor with empagliflozin in patients with MASH/NASH and T2D.

The LEGEND trial was designed as a multi-center, randomized, 24-week treatment, placebo-controlled Phase II Proof-of-Concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic MASH/NASH and T2D. The trial was double-blind for the placebo arm and lanifibranor (800mg daily) arm, and open-label for the combination of lanifibranor (800mg daily) and empagliflozin (10mg daily) arm. The diagnosis of non-cirrhotic MASH/NASH was based on historic histology evaluation or a combination of non-invasive methods including diagnostic methods including imaging. As planned per protocol, the interim analysis was done once half of the 63 planned randomized patients with MASH completed the 24-week treatment period or prematurely discontinued from treatment.

The study achieved the primary efficacy endpoint with an absolute reduction in Hemoglobin A1c (HbA1c) of 1.14% and 1.59% in patients with MASH and T2D treated with lanifibranor (800mg daily) or in combination with empagliflozin (10mg daily) at week 24 compared to an increase of 0.26% observed in the placebo arm.

The study also demonstrated a statistically significant reduction in hepatic steatosis measured by MRI-PDFF, in patients treated with lanifibranor alone and in combination with empagliflozin, -47% and -38% respectively, compared to placebo (0%). 83% and 67% of patients treated with lanifibranor alone or in combination with empagliflozin respectively, showed a reduction greater or equal to 30% of their hepatic fat, compared to 0% in the placebo arm. In addition, the study demonstrated a statistically significant effect on several secondary and exploratory endpoints, including liver enzymes (alanine aminotransferase (“ALT”) and aspartate aminotransferase (“AST”)), insulin resistance (HOMA-IR), HDL, and adiponectin. Markers of liver inflammation and fibrosis (corrected T1 relaxation time (cT1) assessed by LiverMultiScan®) were assessed for the first time with lanifibranor and showed a significant effect with lanifibranor alone and in combination with empagliflozin.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The study also demonstrated that patients treated with lanifibranor in combination with empagliflozin maintained a stable weight throughout the 24 weeks study, addressing the moderate, metabolically healthy, weight gain that can be observed in some patients treated with lanifibranor alone. Furthermore, these results demonstrated a significant relative reduction in the VAT/SAT ratio (visceral and subcutaneous adipose tissue) in patients treated with lanifibranor alone or in combination with empagliflozin, -5% and -17% respectively, compared to an increase of 11% in patients under placebo. This result reflects a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue.

The treatment with lanifibranor 800mg/daily alone and in combination with empagliflozin 10mg/daily for 24 weeks appears to be well tolerated, with no safety concerns reported.

Given that the primary endpoint of LEGEND was met, and statistically significant results were achieved on several key additional markers, the Company has decided to stop the recruitment as defined per protocol. More details on these results are expected to be presented in upcoming scientific conferences and submitted for publication.

Additional results from NATIVE Phase IIb clinical trial

On May 13, 2024, the Company announced the publication in Nature Communications of additional results from NATIVE Phase IIb clinical trial demonstrating improvement of markers of cardiometabolic health in patients with MASH/NASH treated with lanifibranor.

Improvements were observed for insulin resistance (insulin levels, HOMA-IR), lipid metabolism (triglycerides, HDL-cholesterol, apolipoproteins), control of glycemia (HbA1c, fasting glucose (FG) levels), systemic inflammation (hs-CRP, ferritin), hepatic steatosis and diastolic blood pressure.

Recommendation of the fourth DMC of the NATiV3 Phase III clinical trial with lanifibranor in patients with MASH/NASH

On May 16, 2024, the Company announced the positive recommendation of the fourth DMC of the NATiV3 Phase III clinical trial with lanifibranor in patients with MASH/NASH.

The DMC recommended to continue the clinical trial without further modification of the protocol, as amended immediately after learning about SUSAR, based on the pre-planned review of safety data.

The recommendation was based on the unblinded review by the DMC of safety data from more than 900 patients randomized in the main and exploratory cohorts, including more than 360 and 80 patients that have been treated for more than 48 and 72 weeks, respectively.

The patient who experienced the adverse event of increased liver test results, which was reported as a SUSAR, had been without clinical symptoms throughout the period of observation and has fully recovered.

Note 2.    Basis of preparation and statement of compliance

2.1.Basis of preparation for the consolidated financial statements

The Company has prepared these unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”).

These unaudited interim condensed consolidated financial statements as of June 30, 2024 were approved by the Board of Directors of the Company on 14 October, 2024.

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2.2.Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS) 34 — Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS ®Accounting Standards, referred to as IFRS as of and for the year ended December 31, 2023 except for the accounting principles described in Note 3 – Accounting principles.

IFRS Accounting Standards basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024, are identical to those used in the annual financial statements prepared in accordance with IFRS Accounting Standards as of and for the year ended December 31, 2023, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2024

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2024 in the European Union primarily concern:

-	Amendment to IFRS 16 – Lease liability in a sale and leaseback
-	Amendment to IAS 1 – Non-current liabilities with covenants
-	Amendment to IAS 7 and IFRS 7 – Supplier finance arrangements

Those amendments had no material impact on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024. As of June 30, 2024, the IASB had not published any amendments that would be expected to have a material impact on the Company’s consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable concern:

-	Amendments to IAS 21 – Lack of Exchangeability
-	Amendment to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments
-	New Standard – IFRS 18 – Presentation and Disclosure in Financial Statements
-	New standard – IFRS 19 Subsidiaries without Public Accountability: Disclosures

These new standards, interpretations and amendments are under analysis to see if there are applicable to Inventiva.

2.3.Scope and method of consolidation

●	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date such control ceases.

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All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

●	Consolidated entities

As of June 30, 2024, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

●	Interests in associates and joint ventures

Hepalys is incorporated and has its principal place of business in Japan. The Company’s proportion of ownership interest is 14.6% and is the same as the proportion of voting rights held. In accordance with IAS 28 Investments in Associates and Joint Ventures, Hepalys is an associate of the Company and is accounted for using the equity method (see Note 4.4. – Investments accounted for using the equity method).

2.4Foreign currency translation

●	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of June 30, 2024	As of December 31, 2023	As of June 30, 2023
Average exchange rate for the period	1.0813	1.0803	1.0807
Exchange rate at period end	1.0705	1.1050	1.0866

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Note 3.    Accounting principles

3.1.	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

There have been no significant changes in the material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements from those described in the annual financial statements prepared in accordance with IFRS Accounting Standards for the year ended December 31, 2023.

The conflict in Ukraine and the state of war between Israel and Hamas have not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

3.2.Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value as of June 30, 2024:

At June 30, 2024 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt - derivatives	—	—	13,569
Total liabilities	—	—	13,569

The table below presents the financial assets and liabilities of the Company measured at fair value as of December 31, 2023:

At December 31, 2023 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	10,265
Total liabilities	—	—	10,265

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3.3.Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.4.	Going concern

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. The Company continues to pursue its research and development activities for its product candidates.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry's product development phases requiring increasing investments, the Company's financing needs will continue to grow as clinical trials of the Company's drug candidates progress and the Company invests to develop existing and new product candidates.

As of June 30, 2024, the Company had €10.1 million of available cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 4.8 – Cash and Cash equivalents). In accordance with IAS 7.8, bank overdrafts which are repayable on demand are included as a component of cash and cash equivalents in the amount of €1.3 million as of June 30, 2024.

As of the date of authorization of the issuance of these financial statements, given its current cost structure, its projected expenditure commitments, and the events after the reporting period presented in Note 6.4 - Events after the reporting period, mainly the issue of royalty certificates and the T1 capital increase, the Company estimates that it should have sufficient funds to finance its activities through the end of the second half of 2025.

Accordingly, as of the date of authorization of the issuance of these financial statements, the Company's current cash and cash equivalents are not expected to be sufficient to cover its operating needs for at least the next 12 months. These events and conditions indicate that an uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

This estimate is based on the Company’s current business plan and excludes (i) other expenses related to the potential development of odiparcil or resulting from any potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue, (ii) any potential milestone payments that may be received or paid by the Company or potential additional financing, including the issue of tranches 1bis and 2 as described in Note 6.4 – Events after the reporting period. The Company may have based this estimate on assumptions that may prove to be incorrect, and the Company may end up using its resources sooner than anticipated.

Based on the above, the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

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Note 4.    Notes to the interim condensed consolidated statement of financial position

4.1Intangible assets

In thousands of euros	June 30, 2024	Dec. 31, 2023
Intangible assets, gross	3,947	3,926
Amortization and impairment	(3,496)	(3,384)
Intangible assets, net	451	541

4.2Property, plant and equipment

In thousands of euros	June 30, 2024	Dec. 31, 2023
Property, plant and equipment, gross	20,376	19,840
Depreciation and impairment	(12,396)	(10,714)
Property, plant and equipment, net	7,979	9,126

As of June 30, 2024, the gross value of property, plant and equipment increased by €0.5 million mainly due to the recognition of the right of use related to the Fibroscans lease agreement for  €0.4 million. Depreciation and impairment increased by €1.7 million mainly due to the depreciation of €1.2 million of the right of use and €0.3 million due to an impairment of the right of use related to Fibroscan.

4.3Deferred tax asset

Inventiva S.A. and Inventiva Inc. are taxed as two separate entities and cannot apply the tax consolidation. For each entity, the deferred tax assets and deferred tax liabilities are offset in the consolidated financial statements. Deferred tax assets are recognized only when an entity has sufficient evidence that it will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Inventiva S.A.’s activity, deferred tax assets were recognized on this basis on June 30, 2024 only for Inventiva Inc.

4.4Investments accounted for using the equity method

Inventiva became an equity shareholder in Hepalys with the acquisition of 1,500,000 ordinary shares on October 11, 2023.

On January 15, 2024, Hepalys’s shareholders approved a capital increase of €1.6 million by issuing new shares to a new investor, NVCC. Inventiva opted not to participate in this capital increase. Consequently, the Company’s ownership in Hepalys was diluted to 14.6%. As of June 30, 2024, the Company holds 14.6% of Hepalys's shares, down from 15% ownership as of December 31, 2023.

The Company analyzed its ownership of Hepalys and concluded that, as of June 30, 2024, it has a significant influence but not control or joint control of Hepalys. The significant influence is reflected through the ownership of percentage of interests held, the percentage of potential voting rights owned by the Company including the option, under the Catalys Shareholders Agreement, to acquire all outstanding shares of Hepalys at a pre-agreed multiple of post-money valuation that was exercisable as at June 30, 2024, as well as the active participation in the business of Hepalys in the framework of the Hepalys License Agreement.

The investment in Hepalys is accounted for using the equity method of accounting as of June 30, 2024.

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company's share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

reconciliation between the Hepalys statement of financial position and the carrying amount in the Company statement of financial position.

(in thousands of euros)	June 30, 2024	December 31, 2023
Intangible assets	17,217	20,278
Total non‑current assets	17,217	20,278
Other current assets	17	44
Cash and cash equivalents	1,997	1,082
Total current assets	2,015	1,126
Deferred assets	2	41
Total assets	19,233	21,444

Capital stock	523	640
Capital reserve	20,379	22,655
Capital surplus-others	774	—
Earnings brought forward	(1,018)	(178)
Net loss for the period	(1,444)	(1,111)
Treasury Shares	—	(812)
Shareholders’ equity	19,214	21,194
Total non‑current liabilities	—	—
Trade payables	7	237
Other current liabilities	12	13
Total current liabilities	19	250
Total equity and liabilities	19,233	21,444

Opening net assets	21,122	22,645
Loss for the period	(1,509)	(879)
Other comprehensive income	(1,964)	247
Capital variations	1,566	(819)
Closing net assets	19,214	21,194

Group's share in	15%	15%
(in thousands of euros)
Group's share	2,813	3,267
Elimination of unrealised profit on downstream sales	(1,718)	(1,881)
Goodwill	37	39
Carrying amount	1,131	1,425

4.5Other non-current assets

In thousands of euros	June 30, 2024	Dec. 31, 2023
Long-term deposit accounts	—	9,000
Advance payments – non-current	1,047	1,047
Accrued income	—	—
Security deposits	—	8
Other non‑current assets	1,047	10,055

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As of June 30, 2024, long-term deposit accounts with more than a year of maturity decreased by €9.0 million, related to the early closure of a €9.0 million two-year deposit forward contract.

As of June 30, 2024 and December 31, 2023, non-current advances to suppliers amounted to €1.0 million, corresponding to the advance paid under the contract research organization (“CRO”) contract with Pharmaceutical Research Associates Groupe B.V (“PRA”) (see Note 6.1 – Commitments related to operational activities).

4.6Inventories

In thousands of euros	June 30, 2024	Dec. 31, 2023
Laboratory inventories	402	426
Inventories write‑down	(9)	(9)
Inventories	393	417

4.7Trade receivables, tax receivables and other current assets

Trade receivables

Trade receivables break down as follows:

In thousands of euros	June 30, 2024	Dec. 31, 2023
3 months or less	809	3,807
Between 3 and 6 months	—	—
Between 6 and 12 months	—	—
More than 12 months	—	—
Trade receivables	809	3,807

The average payment period is 30 days.

As of June 30, 2024, trade receivables decreased by €3.0 million mainly due to the receipt of a payment from CTTQ for the reinvoicing of specific costs related to the NATiV3 trial.

Tax receivables and Other current assets

In thousands of euros	June 30, 2024	Dec. 31, 2023
CIR and other research tax credits	2,657	5,333
Other	47	19
Tax receivables	2,704	5,352
Prepaid expenses	7,039	4,656
Short-term deposit accounts	—	70
Current accrued income	1,687	1,047
Liquidity agreement - Cash	289	422
Sales tax receivable	3,311	5,066
Other receivables	2,229	435
Other current assets	14,554	11,696
Other current assets and receivables	17,258	17,048

As of June 30, 2024, tax receivables are mainly composed of research tax credits receivable in the amount of €2.7 million corresponding to the 2024 CIR as of June 30, 2024.

Prepaid expenses, which increased by about €2.4 million, are mainly composed of costs related to the NATiV3 Phase III clinical trial.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

4.8Cash and cash equivalents

Net cash and cash equivalents
In thousands of euros	June 30, 2024	Dec. 31, 2023
Other cash equivalents(1)	10,273	17,933
Cash at bank and at hand	1,212	8,985
Bank overdrafts	(1,338)	—
Cash and cash equivalents	10,147	26,918
(1)	Other cash equivalents correspond to short-term bank deposits.

In accordance with IAS 7.8, bank overdrafts which are repayable on demand are included as a component of cash and cash equivalents in the amount of €1.3 million as of June 30, 2024.

4.9Shareholders’ equity

Share capital

The share capital is set at €524,772 at June 30, 2024 divided into 52,477,188 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation during the first six months of 2024 is set forth in the table below:

In euros, except number of shares

			Premiums
		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance at December 31, 2023		521,158	201,862,263	52,115,807	0.01
3/25/2024	AGA 2021 & AGA 2021 bis	3,614	(3,614)	361,381	0.01
Balance at June 30, 2024		524,772	201,858,649	52,477,188	0.01

Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (“ISP”) is authorized to buy and sell the Company’s treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2023, and has been renewed again for a new period of 12 months from January 1, 2024.

At June 30, 2024, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first six months of 2024, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

Options and share warrants (BSA and BSPCE)

Share-based payments correspond to:

-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;

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-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18;
-	BSA share warrants granted in 2020 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29;
-	BSPCE founder share warrants granted in 2021, to Frederic Cren and Pierre Broqua, Company’s Directors;
-	BSA share warrants granted in 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, and ISLS Consulting with a subscription price set at €2.45;
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.20 and an exercise price of €2.51; and
-	BSA share warrants granted in 2023 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.31 and an exercise price of €3.91.

BSA and BSPCE plan characteristics

As of January 1, 2024, one BSPCE share warrant plan was outstanding: BSPCE 2021.

The BSPCE and BSA share warrant plans are described in the note 12.3 “Share warrants plans” of the 2023 annual financial statements.

No new share warrants plan has been attributed in the first six months of 2024.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at June 30,	exercisable
Type	Grant Date	(in euros)	2024	Issued	Exercised	Lapsed	2024	shares
BSPCE - Plan 2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants			430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	6.68	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	3.91	20,000				20,000	—
TOTAL BSA share warrants			346,333	—	—	—	346,333	316,333
Total share warrants			776,333	—	—	—	776,333	746,333

At June 30, 2024, a total of 430,000 BSPCEs (or 430,000 shares) and 346,333 BSAs were outstanding, corresponding to a total of 776,333 shares, the maximum number of shares to be issued when all related conditions are met.

Free share awards

AGA free share award plans

As of January 1, 2024, four free share award plans were outstanding: AGA 2021-1, AGA 2021-bis, AGA 2023-1, and AGA 2023-2.

No bonus share award plan has been attributed in the first six months of 2024.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Movements in AGA free shares (in number of shares issuable upon exercise)

		Stock price	Outstanding				Outstanding
		at grant date	at Jan 1,			Forfeited /	at June 30,
Type	Grant Date	(in euros)	2024	Granted	Vested	Lapsed	2024
AGA - Plan 2021 - 1	04/16/2021	11.30	297,599	—	(296,166)	(1,433)	—
AGA - Plan 2021 - bis	12/08/2021	12.20	65,215	—	(65,215)	—	—
AGA 2023-1	05/25/2023	2.60	300,000	300,000	—	—	600,000
AGA 2023-2	12/15/2023	3.90	748,000	—	—	(23,350)	724,650
TOTAL free shares			1,410,814	300,000	(361,381)	(24,783)	1,324,650

At June 30, 2024, a total of 1,324,650 AGA bonus shares were outstanding.

Following the amendment of article L. 225-197-1 II of the French Commercial Code by law no. 2023-1107 of November 29, 2023, the Board of Directors decided on 25 March 2024 to grant 300,000 free shares to Frederic Cren in substitution for the PAGUP 2023. This allocation is governed by the regulations of the AGA 2023-1 plan.

Following the AGA 2021 and AGA 2021 bis acquisition period, a total of 361,381 shares were definitively acquired, resulting in a capital increase of €3,613.81.

Upon the completion of the acquisition period for the AGA 2021 and AGA 2021 bis plans, a total of 361,381 shares were acquired, resulting in a capital increase of €3,613.81.

The free share award plan is described in the Note 12.4 “Bonus share award plans” of the annual consolidated financial statements for the year ended on December 31, 2023.

Share-based compensation expense with respect to AGA bonus shares and BSA share warrants totaled €2.2 million for the six months ended June 30, 2024, compared to €2.0 million for the six months ended June 30, 2023. They are recognized in personnel costs (see Note 5.2 – Operating expenses).

Performance units (“PAGUP”)

As of January 1, 2024, one performance units plan was outstanding: PAGUP 2023.

No performance units award plan has been attributed in the first six months of 2024.

		Reference	Outstanding				Outstanding	Number of
	Grant	price (in	at Jan 1,				at June 30,	exercisable
Type	Date	euros)	2024	Issued	Exercised	Convert AGA	2024	shares
PAGUP 2023	05/25/2023	2.60	300,000	—	—	(300,000)	—	—
TOTAL PAGUP			300,000	—	—	(300,000)	—	—

At June 30, 2024, no PAGUP shares were outstanding.

Following the changes introduced by the French law no.2023-1107, the PAGUP 2023 granted on May 25, 2023 can be converted into AGAs. On March 25, 2024, the Board of Directors converted 300,000 free shares (governed by the AGA 2023-1 regulations) to Frédéric Cren, thereby lapsing the 300,000 PAGUP 2023.

The performance units plan is described in the Note 12.5 “Performance units” of the annual consolidated financial statements for the year ended on December 31, 2023.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

4.10Financial debt

In thousands of euros	June 30, 2024	Dec. 31, 2023
Bank borrowings	42,509	27,206
Derivatives instruments	13,569	10,265
Other loans and similar borrowings(1)	4,302	3,719
Lease liabilities	5,761	6,565
Royalty certificates liabilities	7,263	6,327
Total debt	73,404	54,082
(1)	include accrued interests.

Movements in the period break down as follows:

In thousands of euros	June 30, 2024	Dec. 31, 2023
January 1, 2024	54,083	44,390
Subscription of derivatives instruments(2)	11,809	—
Subscription of bank borrowings(1)(2)	13,102	—
Subscription of lease liabilities	345	3,706
Issue of royalty certificates	—	5,100
Repayment of bank borrowings	(1,177)	(2,485)
Repayment of lease liabilities	(1,173)	(1,612)
Interests on royalty certificates	936	1,227
Capitalized interest	3,961	3,405
Change in fair value of derivatives instruments(2)	(8,506)	389
Exchange rate change	24	(38)
June 30, 2024	73,404	54,083

(1)Net proceed

(2)EIB’s loan and warrants.

French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat, or “PGE”) which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE repayments in the first six months of 2024 amounted to €1.2 million.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract with the EIB for up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of Tranche A. Capitalized interest for Tranche A is 8% and repayment is due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of Tranche B (see Note 1.2. – Significant events in the first six months of 2024). Capitalized interest for Tranche B is 7% and repayment is due in January 2027, three years after its disbursement.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan. As of June 30, 2024 there was no demand of reimbursement of the outstanding loan. Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €15.4 million on December 31, 2023, and is € 21.1 million on June 30, 2024, with an effective interest rate of 21.9%. The fair value of the loan as of June 30, 2024, amount to €20.6 million, with a market rate of 22.9%.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €15.0 million on June 30, 2024, with an effective interest rate of  32.7%. The fair value of the loan as of June 30, 2024, amount to €14.7 million, with a market rate of 33.2%.

The capitalized interest for both Tranche A and Tranche B in the period amounted to €4.0 million.

Derivatives

On July 1, 2022, in connection with the Finance Contract (see section above “Credit facility agreement with the European Investment Bank”), the Company entered into a warrant agreement as a condition to the funding of the two tranches of the credit facility. Each EIB Warrant has a subscription price of €0.01 and gives the right to subscribe to one share.

The number of EIB Warrants issued to EIB was determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (ii)(b) for Tranche A only, in case of no qualifying equity offering, the volume weighted average price per share of the Company over the last 180 calendar days.

The EIB Warrants have a maturity of  twelve years and are exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). However, the exercise ratio of EIB Tranche A warrants has been adjusted on December 31, 2023 following the September 5, 2023 capital increase; One EIB Tranche A Warrant entitles its holder to subscribe for 1.20 ordinary shares in the Company. EIB is entitled to a put option at its intrinsic value to require the Company to buy back the exercisable EIB Warrants not yet exercised in certain of these occurrences.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

On November 28, 2022, the Company issued 2,266,023 EIB Tranche A Warrants to EIB, in accordance with the terms of the 25th resolution of the Combined General Shareholders' Meeting of May 19, 2022 and Article L. 225-138 of the French Commercial Code, as a condition to the financing of Tranche A, representing approximately 4.7% of the Company’s share capital as of June 30, 2024. The exercise price of the EIB Tranche A Warrants is €4.0152, if and when they may be exercised. The potential gross proceeds if all EIB Tranche A Warrants were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Tranche A Warrants amounted to €56 thousands.

On January 4, 2024, the Company issued 3,144,654 EIB Tranche B Warrants to EIB, representing approximately 5.2% of the Company’s share capital as of June 30, 2024, in accordance with the terms of the 6th resolution of the Combined General Shareholders' Meeting of January 25, 2023, and Article L. 225-138 of the French Commercial Code. The exercise price of the EIB Tranche B Warrants is €3.95, if and when they may be exercised. The potential gross proceeds if all EIB  Tranche B Warrants were exercised would amount to €12.4 million. The transactions costs for the issuance of the EIB Tranche B Warrants amounted to €90 thousands.

The EIB Warrants do not meet the “fixed for fixed” criteria (non-cash settlement option which may result in exchanging a variable number of shares for a variable price) and are accounted for as standalone derivative instruments. The Company’s put options meet the definition of a derivative that are valued with the EIB Warrants.

The warrant agreement includes a put option: EIB may request the Company to buy back the EIB Warrants in cash. In this context the purchase price will be defined as the difference between the volume weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the EIB Warrants for which they did not exercise the put option.

At inception, the financial debts are split between i) a debt component accounted for at amortized cost, and ii) a premium corresponding to the initial fair value of attached EIB Warrants (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

Valuation approach

The fair value of the EIB Warrants has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap.

This approach enables the estimation of the value of American options (that may be exercised during a specific period of time) with complex way of exercise (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 days average share price of the Company).

The Longstaff Schwartz approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan associated equity instruments.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The hypothesis and results are detailed in the following tables:

	BSA 2022	BSA 2024
Grant date	11/28/2022	01/04/2024
Expiration date	11/28/2034	01/04/2036
Number of BSA issued	2,266,023	3,144,654
Number of shares per BSA	1	1
Subscription premium price per share (€)	0.01	0.01
Exercise price per share (€)	4.02	3.95
Valuation method	Longstaff Schwartz	Longstaff Schwartz

	As of November 28, 2022
EIB Tranche A Warrants	(Grant Date)	As of December 31, 2023	As of June 30, 2024
Number of BSA outstanding	2,266,023	2,266,023	2,266,023
Number of shares per BSA	1.00	1.20	1.27
Stock price (€)	4.13	4.10	2.79
Maturity (years)	12	10.9	10.4
Volatility	68%	62%	59.6%
Cap of the put option (m€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	9,469	10,266	6,738
Unit fair value (€)	4.18	4.53	2.97

	As of January 4, 2024
EIB Tranche B Warrants	(Grant Date)	As of June 30, 2024
Number of BSA outstanding	3,144,654	3,144,654
Number of shares per BSA	1.00	1.00
Stock price (€)	4.12	2.79
Maturity (years)	12	11.5
Volatility	62%	59.6%
Cap of the put option (m€)	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M
Expected dividends	—	—
Fair Value (k€)	11,809	6,830
Unit fair value (€)	3.76	2.17

Lease liabilities

Lease liabilities amount to €5.8 million as of June 30, 2024, and decreased by €0.8 million compared to December 31, 2023. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of three or four years regarding the location of use. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 of the consolidated financial statements as of December 31, 2023. The rates for contracts in progress as of June 30, 2024 range from 1.89% to 5.18%.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The breakdown between long-term and short-term debt is as follows:

June 30, 2024		Less than	Between	Between	More than
In thousands of euros	Total	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	42,509	3,229	36,164	2,225	890
Derivatives	13,569	—	13,569	—	—
Other loans	4,302	42	4,260	—	—
Lease liabilities	5,761	2,455	3,306	—	—
Royalty certificates liabilities	7,263	—	—	—	7,263
Total debt	73,404	5,726	57,299	2,225	8,153

Dec. 31, 2023		Less than	Between	Between	More than
In thousands of euros	Total	1 year	1 and 3 years	3 and 5 years	5 years
Bank borrowings	27,206	2,928	4,872	17,848	1,558
Derivatives	10,265	—	—	10,265	—
Other loans and similar borrowings	3,719	82	—	3,636	—
Lease liabilities	6,565	2,298	4,267	—	—
Royalty certificates liabilities	6,327	—	—	—	6,327
Total debt	54,082	5,308	9,140	31,749	7,885

The maturity of long-term debt and of short-term borrowings and debt is determined according to contractual repayment terms as of June 30, 2024 and December 31, 2023.

Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of the royalty certificates (“2023 Royalty Certificates”) for an aggregate amount of €5.1 million.

The 2023 Royalty Certificates are accounted at the inception at the fair value (€5.1 million on August 31, 2023), and then at the amortized cost (€7.3 million on June 30, 2024 vs. €6.3 million on December 31, 2023) with an effective interest rate of 31.9%.

Fair value as of June 30, 2024

On June 30, 2024, the fair value of the 2023 Royalty Certificates, calculated using discounted cash flow approach, amounts to €9.1 million.

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regards to the probability of success of its studies, the markets sales of lanifibranor and the discount rate (27.9%). The discount rate has been estimated based on a reconciliation between the Company’s business plan and the Company’s market capitalization as of June 30, 2024.

4.11Provisions

The Company has no provisions as of June 30, 2024, and December 31, 2023.

4.12Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	June 30, 2024	Dec. 31, 2023
Retirement benefit obligations	1,555	1,559
Total obligation	1,555	1,559

Given the absence of plan assets at June 30, 2024 and December 31, 2023, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2024	Dec. 31, 2023
Provision at beginning of period	(1,559)	(1,234)
Expense for the period	(70)	(228)
Actuarial gains or losses recognized in other comprehensive income	74	(97)
Provision at end of period	(1,555)	(1,559)

Breakdown of expense recognized for the period

In thousands of euros	June 30, 2024	Dec. 31, 2023
Service cost for the period	(104)	(183)
Interest cost for the period	(25)	(46)
Benefits for the period	59	—
Total	(70)	(228)

4.13Other current and non-current liabilities

Other non-current liabilities

As of June 30, 2024 and December 31, 2023 non-current liabilities amount to €1.0 million related to an agreement with CTTQ dated December 20, 2023 pursuant to which CTTQ paid the Company an advance for certain costs related to the NATiV3 clinical trial that the Company will incur and reinvoice to CTTQ.

Other current liabilities

In thousands of euros	June 30, 2024	Dec. 31, 2023
Employee‑related payables	1,739	1,869
Accrued payroll and other employee-related taxes	1,801	1,540
Sales tax payables	2,140	3,569
Other accrued taxes and employee-related expenses	142	164
Other miscellaneous payables	12	23
Other current liabilities	5,834	7,165

No discounting has been performed on other current liabilities as their maturity is less than one year at the end of the period.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the first half of 2024.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

4.14Trade payables and short-term contract liabilities

In thousands of euros	June 30, 2024	Dec. 31, 2023
Trade payables	36,583	37,679
Short-term contract liabilities	3	6
Other current liabilities	—	—
Trade payables and other current liabilities	36,586	37,685

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Trade payables

Trade payables break down as follows:

In thousands of euros	June 30, 2024	Dec. 31, 2023
Due in 30 days	26,217	24,995
Due in 30-60 days	10,362	12,684
Due in more than 60 days	4	—
Trade payable	36,583	37,679

As of June 30, 2024, trade payables mainly included accrued liabilities for  €24.0 million of which €20.2 million relate to scientific projects.

As of June 30, 2024, trade payables decreased by €1.1 million compared to December 31, 2023. Trade payables, which depend on the frequency of CRO invoicing, were relatively stable (down by less than 3%).

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

4.15Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	June 30, 2024
		Financial
	Book value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carrieds at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Long-term accrued income	—	—	—	—	—
Long-term deposit accounts	—	—	—	—	—
Advance payment	1,047	—	1,047	—	1,047
Current accrued income	1,687	—	1,687	—	1,687
Short-term deposit accounts	—	—	—	—	—
Trade receivables	809	—	809	—	809
Other receivables	2,518	—	2,518	—	2,518
Cash and cash equivalents	10,147	—	10,147	—	10,147
Total	16,208	—	16,208	—	16,208

Financial liabilities
Long-term debt (1)	46,846	—	—	46,846	45,994
Derivative instruments	13,569	13,569	—	—	13,569
Royalty certificates liabilities	7,263	—	—	7,263	9,050
Short-term debt	5,726	—	—	5,726	5,726
Trade payables	36,583	—	—	36,583	36,583
Other miscellaneous payables	12	—	—	12	12
Total	109,998	13,569	—	96,429	110,933
(1)	See Note 4.10 Financial debt detailing amortized cost and fair value of the Credit facility with the EIB

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

	Dec. 31, 2023
		Financial
	Book Value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carrieds at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Long-term deposit accounts	9,000	—	9,000	—	9,000
Long-term security deposits	8	—	8	—	8
Advance payment	1,047	—	1,047	—	1,047
Short-term deposit accounts	70	—	70	—	70
Trade receivables	3,807	—	3,807	—	3,807
Other receivables	857	—	857	—	857
Cash and cash equivalents	26,918	—	26,918	—	26,918
Total	41,706	—	41,706	—	41,706

Financial liabilities
Long-term debt (1)	32,181	—	—	32,181	29,701
Derivative instruments	10,265	10,265	—	—	10,265
Royalty certificates liabilities	6,327	—	—	6,327	9,617
Short-term debt	5,308	—	—	5,308	5,308
Trade payables	37,679	—	—	37,679	37,679
Other miscellaneous payables	23	—	—	23	23
Total	91,784	10,265	—	81,518	92,594

Note 5.    Notes to the interim condensed consolidated statement of (income) loss

5.1Revenues and other income

For the six months ended June 30, 2024, and June 30, 2023

Operating income	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Revenue	41	1,901
Total revenue	41	1,901
Tax credits	2,630	3,631
Subsidies	5	3
Other	58	1,087
Other income	2,693	4,721
Total revenue and other income	2,734	6,622

Other operating income

The Research Tax Credit (“CIR”) generated over the first six months of the fiscal year amounts to €2.7 million in 2024 as in 2023.

As of June 30, 2023, other operating income are composed of:

●	The R&D Tax Research Credit from Inventiva Inc amounting to €1.0 million, compared to €0.8 million in tax income as of June 30, 2024;
●	The re-invoicing to CTTQ for a portion of the expenses incurred, amounting to €0.3 million as of June 30, 2023, under Phase I of the ongoing Phase III pharmacological clinical trial NATiV3, and the re-invoicing to CTTQ for specific expenses related to CRO provisions amounting to €0.7 million, compared to €2.6 million in CTTQ re-invoicing as of June 30, 2024, accounted as a reduction in research and development expenses.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

5.2Operating expenses

For the six months ended June 30, 2024 and June 30, 2023

	Research and	Marketing –	General and
Six months ended June 30, 2024	development	Business	administrative
In thousands of euros	costs	development	expenses	Total
Disposables	(887)	—	—	(887)
Energy and liquids	(447)	—	—	(447)
Patents	(643)	—	—	(643)
Studies	(34,073)	—	—	(34,073)
Maintenance	(526)	—	—	(526)
Fees	(118)	(2)	(2,675)	(2,795)
IT systems	(405)	(6)	(33)	(444)
Support costs (including taxes)	—	—	(375)	(375)
Personnel costs	(7,637)	(153)	(2,600)	(10,391)
Depreciation, amortization and provisions	(1,732)	—	(122)	(1,854)
Insurances	—	—	(921)	(921)
Other operating expenses	(352)	(437)	(975)	(1,764)
Total operating expenses	(46,822)	(598)	(7,701)	(55,122)

	Research and	Marketing –	General and
Six months ended June 30, 2023	development	Business	administrative
en milliers d'euros	costs	development	expenses	Total
Disposables	(943)	—	—	(943)
Energy and liquids	(479)	—	—	(479)
Patents	(257)	—	—	(257)
Studies	(42,847)	—	—	(42,847)
Maintenance	(459)	—	—	(459)
Fees	(61)	—	(1,884)	(1,945)
IT systems	(440)	(9)	(50)	(498)
Support costs (including taxes)	—	—	(343)	(343)
Personnel costs	(7,065)	(126)	(2,347)	(9,538)
Depreciation, amortization and provisions	(1,061)	—	(104)	(1,166)
Insurances	—	—	(1,121)	(1,121)
Other operating expenses	(450)	(570)	(964)	(1,985)
Total operating expenses	(54,062)	(705)	(6,812)	(61,580)

Personnel costs and headcount

		Marketing -
	Research and	Business	General and
Six months ended June 30, 2024	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Wages, salaries and similar costs	(4,824)	(120)	(1,237)	(6,181)
Payroll taxes	(1,312)	(10)	(563)	(1,886)
Provisions for retirement benefit obligations	(51)	—	(35)	(86)
Share-based payments	(1,450)	(24)	(765)	(2,238)
Total personnel costs	(7,637)	(153)	(2,600)	(10,391)

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

The Company has 123 employees as of June 30, 2024, of which 112 are employed by Inventiva S.A. and 11 are employed by Inventiva Inc.

		Marketing -
	Research and	Business	General and
Six months ended June 30, 2023	development	development	administrative
In thousands of euros	costs	expenses	expenses	Total
Wages, salaries and similar costs	(4,399)	(104)	(1,191)	(5,694)
Payroll taxes	(1,222)	(10)	(476)	(1,708)
Provisions for retirement benefit obligations	(61)	—	(29)	(90)
Share-based payments	(1,383)	(13)	(650)	(2,046)
Total personnel costs	(7,065)	(126)	(2,347)	(9,538)

The Company had 117 employees as of June 30, 2023, including 105 people employed by Inventiva S.A. and 12 people employed by Inventiva Inc.

5.3Other operating income and expenses

Other operating income and expenses break down as follows:

	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Other operating income	160	—
Other operating expenses	(22)	(44)
Other operating income and expenses	138	(44)

5.4Financial income and expenses

For the six months ended June 30, 2024 and June 30, 2023

	Six months ended
In thousands of euros	June 30, 2024	June 30, 2023
Income from cash equivalents	430	564
Foreign exchange gains	157	187
Gain on fair value variation	8,506	1,623
Total financial income	9,093	2,373
Interest cost	(5,218)	(1,941)
Foreign exchange losses	(323)	(683)
Other financial expenses	(46)	(23)
Total financial expenses	(5,586)	(2,646)
Net financial income	3,507	(273)

In the first six months of 2024, financial income is mainly composed of a €8.5 million change in fair value of the EIB Warrants issued in connection with Tranches A and B.

Financial expenses mainly include exchange losses, financial interests related to PGE and PPR credit agreements and the financing agreement with the EIB, and financial interests related to lease liabilities.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

5.5Share of net profit – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company's share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between Hepalys' loss and the share of net loss recognized in the Company statement of financial position.

(in thousands of euros) For the period started January 1, 2024, to June 30, 2024
Research and development costs	(51)
General and administrative expenses	(1,475)
Net operating loss	(1,526)
Financial income	20
Financial expenses	(3)
Net financial income	17
Income (expense) tax	—
Net loss for the period	(1,509)
Exchange difference on translation of foreign operations	(1,964)
Items that will be reclassified subsequently to profit or loss	(3,473)
Total comprehensive loss	(3,473)
Group's share in	14.64%
Share of net profit	235
Elimination of downstream sales	(66)
Share of net profit - Equity method	168

In 2024, Hepalys did not generate any sales.

5.6Income tax

The income tax calculation for interim periods is set out in Note 3.3 – Specific disclosure requirements for unaudited interim financial statements.

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2024, no current taxes were recorded as of June 30, 2024, for Inventiva S.A.

The €119 thousand income tax recorded was related Inventiva Inc.

5.7Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the six-month period ended June 30, 2024.

For the six months ended June 30, 2024 and June 30, 2023

	Six months ended
	June 30, 2024	June 30, 2023
Net loss for the period	(49,029)	(55,269)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	51,982,093	42,044,796
Basic/diluted loss per share	(0.94)	(1.31)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of June 30, 2024 and 2023.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

As a loss was recorded in the first six months of 2024 and 2023, diluted earnings (loss) per share are the same as basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs, AGAs and PAGUP) are not included as their effects would be anti-dilutive.

Note 6.    Other financial information

6.1Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (“CMOs”) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

In thousands of euros	June 30, 2024	December 31, 2023
CRO[1]	175,461	183,366
CMO	6,846	5,733
Lease	7,592	8,595
Others	20,361	23,442
Total commitments given	210,261	221,136
Agreements concerning the provision of facilities	296	260
Total commitments received	296	260
[1]	Including CRO with Pharmaceutical Research Associates B.V.

CRO Contract with Pharmaceutical Research Associates Group B.V.

In April 2021, in connection with the NATiV3 Phase III trial in MASH/NASH, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of lanifibranor in adult patients in Europe and in the United States.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic MASH/NASH. The commitment to PRA under this agreement amounts to an aggregate of €13.3 million.

On June 26, 2023, in connection with the NATiV3 Phase III trial in MASH/NASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol. In June 2024, the Company entered into a new amendment, the new commitment amount to PRA is €254.3, with a bonus or malus will decrease from €3.4 million to €0.7 million in 2026. The commitment also includes €20.2 million to be paid by CTTQ.

As of June 30, 2024, the amount remaining to be paid under the contract is €158.6 million.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

6.2.Related-party transactions

No other new material transactions were entered into with related parties of the Company during the first six months of 2024.

6.3Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

The financial risks are those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2023, as updated for risks regarding liquidity which are described in the Note 3.4 — Going Concern.

6.4Events after the reporting date

Update on NATiV3 clinical program evaluating lanifibranor in patients with MASH/NASH.

On July 5, 2024, the Company provided an update on its NATiV3 clinical program evaluating lanifibranor in patients with MASH/NASH. Recruitment in NATiV3 clinical trial continues in both cohorts with over 80% of the targeted number of patients enrolled in the main cohort and 100% in the exploratory cohort of NATiV3.

The first visit of the last patient of NATiV3 is anticipated to occur during the fourth quarter of 2024, and topline results are expected at the beginning of the second half of 2026. The Company’s patent portfolio strengthened with new a patent secured in Japan that that provides intellectual property rights on protects the potential use of lanifibranor for the treatment of patients with cirrhosis until 2039, excluding any potential patent term adjustments or extensions that may provide additional protection until 2043.

Issuance of royalty certificates

On July 18, 2024, the Company announced the issuance of 201 royalty certificates (the “2024 Royalty Certificates”) for aggregate gross proceeds of approximately €20.1 million. The 2024 Royalty Certificates will provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales, if any, of lanifibranor beginning on the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States of America, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first, if at all. The 2024 Royalty Certificates have a term of 14 years following the date of issue.

Approving of patent application

On July 25, 2024 the Company announced that the Japan Patent Office (“JPO”) approved Inventiva’s patent application No. JP 2019-203498, protecting the use of lanifibranor for the treatment of patients with cirrhosis. This new patent will be valid until November 8, 2039, excluding any potential patent term adjustments or extensions that may provide additional protection.

Financing in three tranches for a maximum amount of €348 million

The Company announced the following financing on 14 October 2024 structured in three tranches:

(i) the issuance , through a capital increase without preferential subscription rights reserved to a specific category of beneficiaries (“à catégorie de personnes”), of new ordinary shares at a gross value, including issuance premium, of €94.1 million through the issuance of 34,600,507 new ordinary shares, par value €0.01 per share (each, a “T1 New Shares”), and 35,399,481  prefunded warrants to subscribe for shares in the Company at a price outstanding of €0.01 per new ordinary share, each giving the right, in the event of exercise, to one new ordinary share (the “T1 BSAs”);

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024 ||

(ii) the issuance, in a second phase, as part of a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”), of new ordinary shares, par value €0.01 per share or of prefunded warrants to subscribe for ordinary shares of the Company (each, a “T1bis New Shares”), for a total amount of €21.4  million (excluding exercise of pre-funded warrants);

(iii) the issuance, in a third phase, as part of a new capital increase without preferential subscription rights reserved to certain identified investors (“à personne dénommée”) subject to operational conditions to be met and the adoption of the necessary resolutions by the Shareholders' Meeting to be held before December 16, 2024, (or prefunded warrants) to which share warrants (the “ABSAs”) are attached for a total amount of €116,000,000. Each ABSA will consist of a number of new ordinary shares with a par value of €0.01 (or pre-funded warrants) to be determined by the Company's Board of Directors (each, a “T2 New Share”) to which will be attached a number warrants exercisable at an exercise price of €1.50 (each, a “T3 BSA”) allowing the subscription of a number of new ordinary shares of the Company for a maximum total amount of €116,000,000.

The subscription agreements for the T1 New Shares and the T1 BSA were signed on October 11, 2024, and the settlement-delivery of the T1 New Shares and the T1 BSA is expected to take place on October 17, 2024, subject to the absence of any material adverse event between the signing of the agreements and the settlement-delivery of the T1 New Shares and the T1 BSA.

Amendment to the exclusive license and collaboration agreement with CTTQ

On October 11, 2024, the Company has entered into an amendment (the “Amendment”) to the exclusive license and collaboration agreement with Chia Tai Tianqing Pharmaceutical Group, Co., Ltd (“CTTQ”), dated September 21, 2022, as amended. Under the Amendment, if the Company receives subscription commitments, before December 31, 2024, from investors to subscribe to a fundraising, in two or three tranches, for a total gross amount of at least €180,000,000 (the “Fund Raising”), CTTQ shall pay to the Company (i) $10,000,000 within 30 days of settlement-delivery of the T1 New Shares and T1 Warrants in the event of the issuance of the first tranche of the Fund Raising to be paid by CTTQ, (ii) $10,000,000 in the event of the issuance of the second tranche of the Fund Raising, and (iii) $10,000,000 upon publication by the Company of the pivotal data announcing that the primary endpoint or one of the two key secondary endpoints of NATiV3, with one of the dosing regimens tested in the trial, have been met. Under the terms of the Amendment, the total amount of potential clinical, regulatory and commercial milestone payments remains unchanged, while the royalties that Inventiva is likely to receive have been reduced to a low figure.

4.Other information

4.1.Table of delegations

On June 20, 2024, shareholders met in a Combined General Meeting to determine the financial authorizations to be granted to the Board of Directors.

The current delegations and their use are presented in the table below:

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 20, 2024	Resolution	Period of validity from June 20, 2024	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, with shareholders’ preemptive subscription rights, in accordance with the provisions of articles L.225-129 and L.22-10-49 and seq. of the French Commercial Code, and in particular articles L.225-129-2, L.225-132 to L.225-134, and the provisions of articles L.228-91 and seq. of the French Commercial Code

	Twenty-first resolution	26 months	Capital increase: EUR 700,000 Securities giving access to capital to be issued: EUR 150,000,000	Capital increase: EUR 700,000 Securities giving access to capital to be issued: EUR 150,000,000		None

Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier, in accordance with the provisions of Articles L.225-129 and L.22-10-49 and seq. of the French Commercial Code, and in particular Articles L.225-129-2, L.22-10-51 and L.22-10-52, and with the provisions of Articles L.228-91 and seq. of the French Commercial Code

	Twenty-second resolution	26 months	Capital increase: EUR 700,000 Securities giving access to capital to be issued: EUR 150,000,000		Refer to (1) below	None

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier, in accordance with the provisions of articles L.225-129 and seq. and article L.22-10-49 of the French Commercial Code, and in particular articles L.225-129-2, L.22-10-51 and L.22-10-52, and the provisions of articles L.228-91 and seq. of the French Commercial Code

	Twenty-third resolution	26 months	Capital increase: EUR 625,000 and up to the limit of 30% of the share capital per year. Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (1) below	None

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 20, 2024	Resolution	Period of validity from June 20, 2024	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Authorization and/or delegation to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms set by the General Shareholders' Meeting, and up to the limit of 10% of the share capital, in accordance with the provisions of Article L.22-10-52 of the French Commercial Code

	Twenty-fourth resolution	26 months	10% of the share capital per 12-month period from June 20, 2024		Refer to (2) below	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights[4] , in accordance with Articles L.225-129 and seq. and L.22-10-49 of the French Commercial Code, and in particular Articles L.225-129-2, L.225-129-4, L.22-10-51, L.225-138, L.228-91 and seq. of the French Commercial Code

	Twenty-fifth resolution	18 months	Capital increase: EUR 700,000 Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (3) below	Decision of the Board of Directors on 11/10/2024: issue of 34.600.507 T1 New Shares and 35.399.481 T1 Warrants.

4The categories of beneficiaries must have one of the following characteristics: (i) natural or legal persons (including companies), trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 20, 2024	Resolution	Period of validity from June 20, 2024	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to decide to issue ordinary shares to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription right in favor of a category of persons meeting certain specified characteristics in the context of an equity financing agreement on the American market known as “At-the-market” or “ATM”

	Twenty-sixth resolution	18 months	Capital increase: EUR 250,000,000		Refer to (4) below	None

Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights, in accordance with Articles L.225-135-1 and R.225-118 of the French Commercial Code

	Twenty-seventh resolution	26 months or 18 months (if used in the context of resolution 25 or resolution 26)	15% of the initial issuance		Same price as the initial issuance	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company, in accordance with Articles L.225-129 and seq. and L.22-10-49 of the French Commercial Code, in particular Articles L.225-129-2 and L.22-10-54, and Articles L.228-91 and seq. of the French Commercial Code

	Twenty-eight resolution	26 months	Capital increase: EUR 420,000 Securities giving access to the capital to be issued: EUR 150,000,000			None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, in consideration for contributions in kind up within the limits set by laws and regulations, excluding the case of a public exchange offer initiated by the Company, in accordance with the provisions of Articles L.225-129 et seq. and L.22-10-49 of the French Commercial Code, in particular Articles L.225-129-2 and L.22-10-53, and the provisions of Articles L.228-91 and seq. of the French Commercial Code

	Twenty-ninth resolution	26 months

Capital increase: within the limit provided for by the laws and regulations in force at the time this delegation is used (currently ten (10) % of the share capital over a twelve (12) month period)Securities giving access to the capital to be issued: EUR 150,000,000

None

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 20, 2024	Resolution	Period of validity from June 20, 2024	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority granted to the Board of Directors to increase the share capital by issuing ordinary shares or securities giving access to ordinary shares to be issued immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company in accordance with the conditions set out in Articles L.3332-18 and seq. of the French Labour Code, without shareholders' pre-emptive subscription rights.

	Thirtieth resolution	26 months	Capital increase: EUR 3,000		Refer to (5) below	None

Authorization to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums, in accordance with the provisions of Articles L.225-129-2 and L.22-10-5 of the French Commercial Code

	Thirty-first resolution	26 months	Capital increase: EUR 20,000			None
Authorization for the Board of Directors to grant free shares to employees and/or certain corporate officers, in accordance with Articles L.225-110-59 and L.225-197-2 of the French Commercial Code	Thirty-second resolution	38 months	Capital increase: 5% of the share capital on the date of the Board of Directors’ decision to grant them		N/A	None

Authorization to the Board of Directors to grant company's' share subscription and/or purchase options to corporate officers and employees of the Company or of companies in the group, entailing the waiver by the shareholders of their preemptive subscription rights to the shares issued as a result of the exercise of subscription options, in accordance with Articles L.225-177 and seq. and L. 22-10-56 of the French Commercial Code

	Thirty-third resolution	38 months	Capital increase: 5% of the share capital on the date of the Board of Directors’ decision to grant them	Capital increase: EUR 700,000	Refer to (6) below	None

Delegation of authority to the Board of Directors to decide on the issue of ordinary share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons[5] , in accordance with Articles L.225-138, L.225-129-2 and L.228-91 and seq. of the French Commercial Code

	Thirty-fourth resolution	18 months	600,000 ordinary share subscription warrants Capital increase: EUR 6,000		Refer to (7) below	None

5Targeted categories: (i) executive employees or executive officers or members of the Company's management team who are not corporate officers, or (ii) members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or (iii) employees of the Company.

(1)	The issue price will be determined as follows: (i) the issue price of the shares to be issued under this resolution will be at least equal to the minimum authorized by the legislation in force (as of the date hereof, the weighted average of the prices for the last three trading sessions on the regulated market of Euronext in Paris preceding the start of the public offering, possibly reduced by a maximum discount of 10%), and (ii) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (i) above.
(2)	The combined General Meeting of June 20, 2024 delegated to the Board of Directors the power to set the issue price of the shares within the limit provided for by the laws and regulations in force at the time this delegation is used (currently ten (10) % of the share capital over a twelve (12) month period), in accordance with the following conditions: (a) the issue price must be at least equal to: (i) either the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during the last trading session prior to the setting of the issue price; or (ii) the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris over a period chosen by the Board of Directors comprising between three and seven consecutive trading sessions out of the last 30 trading sessions prior to the setting of the issue price; possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two options set out above; and (b) the issue price of securities other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (a) above. In the absence of a minimum amount provided for by the laws and regulations in force as referred to in the 22nd and 23rd resolutions, the Board of Directors is empowered to set the issue price of the securities to be issued under these resolutions in accordance with the following conditions: (i) the issue price must be at least equal to: (a) either the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during the last trading session prior to the setting of the issue price, or (b) the volume-weighted average of the Company's share prices on the regulated market of Euronext in Paris selected from a period comprising between three and seven consecutive trading sessions among the last 30 trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two formulas set out above, and (ii) the issue price of the securities to be issued under this resolution, other than shares, will be such that the amount immediately received by the Company plus, where applicable, any amount that may subsequently be received by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in paragraph (i) above.
(3)	The issue price must be at least equal to : (a) either the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during the last trading session preceding the setting of the issue price; or (b) the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during 3 consecutive trading sessions chosen from among the last 30 trading sessions preceding the setting of the issue price; possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two options set out above; and (ii) (a) the issue price of shares that may result from the exercise, conversion, exchange or redemption of securities giving access to the Company's capital issued under this authorization may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board and applicable after the issue of said securities (for example, on exercise, conversion, redemption or exchange), in which case the maximum discount referred to above may be applied, if the Board of Directors deems it appropriate, on the date of application of the said formula (and not on the date of issue of the securities), and (b) the issue price of the securities to be issued under this resolution, other than shares, shall be such that the amount immediately received by the Company plus, if applicable, the amount that may subsequently be received by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in paragraph (i) above.
(4)	The issue price must be at least equal to : (i) either the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during the last trading session preceding the setting of the issue price; or (ii) the volume-weighted average price of the Company's shares on the regulated market of Euronext in Paris during 3 consecutive trading sessions chosen from among the last 30 trading sessions preceding the setting of the issue price; possibly reduced by a maximum discount of 15%, the Board of Directors being free to use either of the two options set out above
(5)	The issue price(s) of the new shares or securities to be issued pursuant to this resolution will be determined in accordance with Article L.3332-19 of the French Labour Code, and resolves to set the maximum discount at 20%. However, the General Meeting expressly authorizes the Board of Directors to reduce or waive the discount, in particular to take account of the regulations applicable in the countries where the offer will be implemented.

(6)	The exercise price of the options granted under this resolution will be set by the Board of Directors as follows: (i) the exercise price of options to subscribe for ordinary shares may not be less than 80% of the average of the prices quoted for the Company's shares on the regulated market Euronext Paris over the twenty (20) trading sessions preceding the day on which the options are granted, and (ii) the exercise price of options to purchase shares may not be less than 80% of the average purchase price of the shares held by the Company under Article L. 22-10-61 of the French Commercial Code or, as the case may be, of the share buyback program authorized by the 19th resolution submitted to this General Meeting (i.e. January 25, 2023) under Article L.22-10-62 of the French Commercial Code or of any share buyback program applicable previously or subsequently.
(7)	The issue price of a BSA 2024 will be determined by the Board of Directors on the date of issue of the BSA 2024, depending on their characteristics, and will in any event be at least equal to 8% of the market value of an ordinary share in the Company on the date of allocation of the BSA 2024, this market value corresponding to the weighted average of the prices for the last twenty (20) trading sessions preceding the date of allocation of the said BSA 2024 by the Board of Directors for as long as the Company's shares are admitted to trading on the regulated market of Euronext in Paris.